SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: June 3, 2015	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a) Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Current assets	3,178,794	3,140,715
Non-current assets	11,382,597	11,606,739

Total assets	14,561,391	14,747,454

Liabilities	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Current liabilities	1,616,974	1,547,086
Non-current liabilities	6,274,735	6,385,632
Non–parent participation	42,002	47,606
Net equity attributable to parent company	6,627,680	6,767,130

Total net equity and liabilities	14,561,391	14,747,454

As of March 31, 2015, total assets decreased MU.S.$186 compared to December 31, 2014, equivalent to 1.26% of variation. This deviation is mainly attributable to a decrease in the balance of properties, plant and equipment and biological assets.

Moreover, current liabilities decreased MU.S.$41 mainly attributable to a decrease in financial liabilities.

The main financial and operating indicators contributing to the balance are as follows:

Liquidity ratios	03-31-2015	12-31-2014
Current Liquidity (current assets / current liabilities )	1.97	2.03
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.24	1.25

Debt indicators	31-03-2015	12-31-2014
Debt to equity ratio (total liabilities / equity)	1.18	1.16
Short-term debt to total debt (current liabilities / total liabilities)	0.20	0.19
Long-term debt to total debt (non-current liabilities / total liabilities)	0.80	0.81

	03-31-2015	12-31-2014
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	2.86	3.88

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Activity ratio	03-31-2015	12-31-2014
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.89	3.10
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.81	4.07
Inventory permanence-days ((inventories + biological assets) /cost of sales)	124.46	116.19
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	94.45	88.38

As of March 31, 2015, the short-term debt represented 20% of total liabilities (20% as of December 31, 2014).

The ratio of financial expenses covered represents a decrease of 3.88 to 2.86. This decrease is mainly attributable to a higher proportional result before tax for the 2014 period, compared to the same period of 2015.

b) Statements of income

Profit before Income Tax

Profit before Income Tax registered a profit of MU.S.$127 compared to a profit of MU.S.$153 in the same period of the previous year, equivalent to a negative variation of MU.S.$26. The effect is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	(12)
Distribution and Administrative Expenses	(6)
Other income/ expenses by function	10
Financial income/expenses	(8)
Exchange differences	(13)
Others items	3

Net change in income before income tax	26

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03-31-2015 ThU.S.$	31-03-2014 ThU.S.$
Pulp	570,970	548,471
Sawn timber	213,745	190,387
Panels	451,545	441,411
Forestry	28,666	35,821
Other	8,389	8,527

Total revenues	1,273,315	1,224,617

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Sales costs	03-31-2015 ThU.S.$	03-31-2014 ThU.S.$
Wood	184,429	193,212
Forestry work	149,638	141,019
Depreciation and amortization	87,824	66,257
Other costs	436,617	397,390

Total sales costs	858,508	797,878

Profitability index	03-31-2015	12-31-2014
Profitability on equity	5.08	6.30
Profitability on assets	2.34	2.99
Return on operating assets	4.70	4.24

Profitability ratios	03-31-2015	31-12-2014
Income per share (U.S.$) (1)	0.75	0.92
Income after tax (ThU.S.$) (2)	85,691	105,500
Gross margin (ThU.S.$)	414,807	426,739
Financial costs (ThU.S.$)	(68,196)	(53,223)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes interest.

EBITDA	03-31-2015 MU.S.$	03-31-2014 MU.S.$
Gain (loss)	85.7	105.5
Finance cost	68.2	53.2
Financial Income	(10.5)	(3.6)
Expenses for income tax	40.9	47.6
EBIT	184.3	202.8
Depreciation and amortization	94.7	72.6
EBITDA	279.0	275.3
Cost at fair value of the harvest	73.9	76.4
Gain from changes in fair value of biological assets	(46.8)	(66.6)
Exchange difference	7.9	(4.9)
Others*	11.4	30.2
Adjusted EBITDA	325.4	310.3

*	2015: Forest loss provision MU.S.$11.4; 2014: Forest roads amortization MU.S.$30.2

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits with banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco is regulated by its liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing to credit corresponds mainly with banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

We believe that there are no substantial differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

During the first quarter of 2015, especially in March, in all markets there was a clear sign of improvement in prices of both short and long fiber. In long fiber the quarter started with prices falling, however, at the end of the quarter prices bottomed-out, stabilized and ended with a positive outlook. In short fiber there was a recovery in demand, with stable supply and global inventories decreasing. The latter drove prices up after several months of price cuts. The paper market also showed an improvement and producers were able to close price increases in Europe and Asia. With this situation, demand is expected to increase the paper production hence elevating demand for pulp.

In Asia, short fiber price increased approximately 5% and long fiber maintained stable, with only minor variations during the quarter. Part of this stability in long fiber price is due to price cut announcements from Russian producers. With a 40% devaluation of the Russian Ruble, producers have prioritized volume sales rather than maintaining price levels. This situation added pressure to long fiber in general, but also allowed to maintain certain stability. This has stretched the price differential between short and long fiber to approximately U.S.$20 –U.S.$25 price range, with long fiber above. Despite the higher supply in short fiber, the Asian market may absorb this supply. Paper markets seem more attractive and paper mills begin to increase production rates, margins start to stabilize and producers are more confident. The Chinese market in particular is more active and producers see a more stable economy, with growth below 7% but over a larger base.

In Europe, the weaker Euro played a key role in the pulp market. In Europe and in Eurozone countries, long fiber prices in U.S. Dollars dropped, which limited price increases in Euros. This made exports of long fiber to Europe less attractive. Prices in U.S. Dollars dropped approximately 6% and increased approximately the same amount in Euros. In short fiber the situation was different since the majority is imported in U.S. Dollars. Price in U.S. Dollars increased approximately 2% and 16% in Euros. In this case prices followed global trends.

Markets in the rest of the world also had increases in both fibers, however, Middle East and Asian markets began receiving European long fiber supply due to the competitiveness of the weaker Euro.

During the first quarter of the year production stood at normal levels and in March there were programmed maintenance stoppages in Arauco’s short fiber line and in Montes del Plata’s mill in Uruguay.

Sawn Timber Division

Our sawn timber business had lower revenues during the first quarter of 2015 than during the previous quarter of last year. The currency devaluation in countries we sell, along with more competitiveness in the market, pushed price levels down during this first quarter.

In Asia there was an increase in saw log inventories from New Zealand, which impacted sawn timber prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Regarding the North American market, demand for our moldings products was very stable.

The Middle East market was impacted by a higher supply of wood coming from Europe, entering at a very competitive price point. This translated into price cuts on our side and also a slight drop in export volumes.

In Chile and the rest of Latin America demand continued positive, which permitted us to increase our market share and sell our product mix as planned.

Panels Division

Despite that, our revenues during this first quarter of 2015 were slightly lower the last quarter in 2014, our competitive position in the panels market was much better.

Our plywood sales increased given Nueva Aldea´s mill higher production and stable price levels in all of our export markets, particularly USA, Mexico and Oceania, despite the entrance of new capacity coming from our mill and other players. Also, we had good sales levels of our MDP products from our Teno mill, which reached its full production capacity and was able to increase its sales of value-added products in Chile and the rest of Latin America. In North America we had strong demand for particle board products and higher sales of melamine value-added products, which meant a good start of the year in terms of revenues.

On the other hand, the demand for our MDF products was weak across in practically all markets we sell. However, this first quarter of the year ended with better perspectives for Brazil, given the devaluation of the Real currency, which is giving more competitiveness and possibilities to increase sales to its export markets. The capacity to export MDF from Argentina continues to be weak, forcing to sell primarily in the domestic market and to operate at lower production rates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	03-31-2015 ThU.S.$	03-31-2014 ThU.S.$
Positive (negative) Cash flow
Cash flow from operating activities	211,067	102,097
Cash flow from financing activities:
Loan and bond payments	(41,400)	(80,524)
Dividend payments	—	(66)
Others	(395)	—
Cash flow from investment activities:
Loans to related companies	(2,610)	—
Incorporation and sale of property, plant and equipment	(63,007)	(132,989)
Incorporation and sale of biological assets	(30,719)	(52,568)
Others	889	(202)

Positive Net cash flow (negative)	73,825	(164,252)

The financing cash flow has a negative balance of MU.S.$41,795 in the current period, with variations from the previous period (negative balance U.S.$80,590) mainly due to lower financial liabilities received and paid.

In relation to the flow of investment at the end of the current period, there was a lower negative balance of MU.S.$95,447 (MU.S.$185,759 in 2014), mainly due to lower disbursements from the acquisition of properties, plant, equipment and biological assets in 2015.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2015, a ratio of fixed rate debt to total consolidated debt of approximately 83.8%, which it believes is consistent with industry standards. The Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements as of March 31, 2015, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Assets
Current Assets
Cash and cash equivalents	5	1,040,858	971,152
Other current financial assets	23	10,080	7,633
Other current non-financial assets	25	182,031	177,728
Trade and other current receivables	23	720,353	731,908
Accounts receivable from related companies	13	4,729	4,705
Current Inventories	4	908,331	893,573
Current biological assets	20	265,011	307,551
Current tax assets		39,400	38,477
Total Current Assets other than assets or disposal groups classified as held for sale		3,170,793	3,132,727
Non-Current Assets or disposal groups classified as held for sale	22	8,001	7,988
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		8,001	7,988
Total Current Assets		3,178,794	3,140,715
Non-Current Assets	23
Other non-current financial assets	25	3,147	5,024
Other non-current non-financial assets	23	99,960	101,094
Trade and other non-current receivables		28,009	31,001
Related party receivables, non current	13	131,831	151,519
Investments accounted for using equity method	15-16	293,557	326,045
Intangible assets other than goodwill	19	89,177	93,258
Goodwill	17	75,534	82,573
Property, plant and equipment	7	6,984,927	7,119,583
Non-current biological assets	20	3,523,382	3,538,802
Deferred tax assets	6	153,073	157,840
Total non-Current Assets		11,382,597	11,606,739
Total Assets		14,561,391	14,747,454

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	755,256	742,343
Trade and other current payables	23	638,002	630,406
Accounts payable to related companies	13	5,748	6,036
Other current provisions	18	2,089	2,535
Current tax liabilities		29,576	25,860
Current provisions for employee benefits	10	3,640	3,590
Other current non-financial liabilities	25	182,663	136,316
Total current liabilities other than assets included in disposal groups classified as held for sale		1,616,974	1,547,086
Total Current Liabilities		1,616,974	1,547,086
Non-Current Liabilities
Other non-current financial liabilities	23	4,368,692	4,453,819
Other non-current provisions	18	60,403	64,529
Deferred tax liabilities	6	1,749,695	1,756,706
Non-current provisions for employee benefits	10	47,969	48,582
Other non-current non-financial liabilities	25	47,976	61,996
Total non - current liabilities		6,274,735	6,385,632
Total liabilities		7,891,709	7,932,718
Equity
Issued capital		353,618	353,618
Retained earnings		7,034,923	6,984,564
Other reserves		(760,861)	(571,052)
Equity attributable to parent company		6,627,680	6,767,130
Non-controlling interests		42,002	47,606
Total equity		6,669,682	6,814,736
Total equity and liabilities		14,561,391	14,747,454

The accompanying notes are an integral part of these interim consolidated financial statements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF INCOME

		January-March
		2015	2014
	Note	ThU.S.$	ThU.S.$
Income Statement
Revenue	9	1,273,315	1,224,617
Cost of sales	3	(858,508)	(797,878)
Gross profit		414,807	426,739
Other income	3	55,520	77,697
Distribution costs	3	(122,802)	(116,685)
Administrative expenses	3	(130,491)	(131,053)
Other expense	3	(25,512)	(58,000)
Profit (loss) from operating activities		191,522	198,698
Finance income	3	10,483	3,570
Finance costs	3	(68,196)	(53,223)
Share of profit (loss) of associates and joint ventures accounted for using equity method	15	615	(879)
Exchange rate differences		(7,859)	4,933
Income before income tax		126,565	153,099
Income Tax	6	(40,874)	(47,599)
Net Income		85,691	105,500

Net income attributable to
Net income attributable to parent company		84,887	104,242
Income attributable to non-controlling interests		804	1,258
Profit (loss)		85,691	105,500

Basic earnings per share
Basic earnings per share from continuing operations		0.0007502	0.0009212

Basic earnings per share		0.0007502	0.0009212

Diluted earnings per share
Diluted earnings per share from continuing operations		0.0007502	0.0009212

Diluted earnings per share		0.0007502	0.0009212

The accompanying notes are an integral part of these interim consolidated financial statements

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-March
		2015	2014
	Note	ThU.S.$	ThU.S.$
Profit (loss)		85,691	105,500
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans	10	(1,217)	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(448)	(84)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(1,665)	(84)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(196,726)	34,613
Other Comprehensive Income before tax exchange differences on translation		(196,726)	34,613
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	5,806	12,854
Reclassification adjustments on cash flow hedges before tax	23	(2,384)	9,743
Other Comprehensive Income before tax Cash flow hedges		3,422	22,597
Other Comprehensive income that will be reclassified to profit or loss before tax		(193,304)	57,210
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to defined benefit plans of other comprehensive income		274	0
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(773)	(4,616)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss abstract		(773)	(4,616)
Other comprehensive income		(195,468)	52,510
Comprehensive income		(109,777)	158,010

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		(104,922)	155,459
Comprehensive income, attributable to non-controlling interests		(4,855)	2,551
Total comprehensive income		(109,777)	158,010

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

03-31-2015	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net income							84,887	84,887	804	85,691
Other comprehensive income, net of tax		(191,069)	2,649	(941)	(448)	(189,809)		(189,809)	(5,659)	(195,468)
Comprehensive income	0	(191,069)	2,649	(941)	(448)	(189,809)	84,887	(104,922)	(4,855)	(109,777)
Dividends							(34,528)	(34,528)	(41)	(34,569)
Increase (decrease) through for transfers and other changes equity							0	0	(708)	(708)
Changes in equity	0	(191,069)	2,649	(941)	(448)	(189,809)	50,359	(139,450)	(5,604)	(145,054)
Closing balance at 03/31/2015	353,618	(689,564)	(50,373)	(16,731)	(4,193)	(760,861)	7,034,923	6,627,680	42,002	6,669,682

03-31-2014	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2014	353,618	(339,105)	(21,507)	(6,384)	1,036	(365,960)	7,004,640	6,992,298	52,242	7,044,540
Changes in Equity:
Comprehensive income
Net income							104,242	104,242	1,258	105,500
Other comprehensive income, net of tax		33,320	17,981	0	(84)	51,217		51,217	1,293	52,510
Comprehensive income	0	33,320	17,981	0	(84)	51,217	104,242	155,459	2,551	158,010
Issue of equity	0							0	0	0
Dividends							(35,947)	(35,947)	(43)	(35,990)
Increase (decrease) for transfer and other changes								0	0	0
Increase (decrease) through changes in ownership interest in subsidiaries that do not result in loss of control								0	0	0
Changes in equity	0	33,320	17,981	0	(84)	51,217	68,295	119,512	2,508	122,020
Closing balance at 03/31/2014	353,618	(305,785)	(3,526)	(6,384)	952	(314,743)	7,072,935	7,111,810	54,750	7,166,560

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	03-31-2015 ThU.S.$	03-31-2014 ThU.S.$
STATEMENTS OF CASH FLOWS
Cash Flows from (used in) Operating Activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	1,398,027	1,176,525
Receipts from premiums and claims, annuities and other policy benefits	2,986	0
Other cash receipts from operating activities	113,295	93,842
Classes of cash payments
Payments to suppliers for goods and services	(1,031,804)	(977,641)
Payments to and on behalf of employees	(133,611)	(110,045)
Other cash payments from operating activities	(56,274)	(20,980)
Interest paid	(75,647)	(52,147)
Interest received	3,135	4,320
Income taxes refund (paid)	(13,624)	(13,021)
Other (outflows) inflows of cash, net	4,584	1,244
Net Cash flows from Operating Activities	211,067	102,097

Cash flows (used in) investing activities
Loans to related parties	(2,610)	0
Proceeds from sale of property, plant and equipment	170	11,206
Purchase of property, plant and equipment	(63,177)	(144,195)
Purchase of intangible assets	(907)	(2,054)
Purchase of biological assets	(30,719)	(52,568)
Other outflows of cash, net	1,796	1,852
Cash flows used in Investing Activities	(95,447)	(185,759)

Cash flows from (used in) Financing Activities
Total loans obtained	26,348	246,844
Loans obtained in long term	0	84,089
Proceeds from short-term borrowings	26,348	162,755
Repayments of borrowings	(67,748)	(327,368)
Dividends paid by subsidiaries or special purpose companies	0	(66)
Other inflows of cash, net	(395)	0
Cash flows from (used in) Financing Activities	(41,795)	(80,590)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	73,825	(164,252)
Effect of exchange rate changes on cash and cash equivalents	(4,119)	2,511
Net increase (decrease) of Cash and Cash equivalents	69,706	(161,741)
Cash and cash equivalents, at the beginning of the period	971,152	667,212
Cash and cash equivalents, at the end of the period	1,040,858	505,471

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Securities Registry as No. 030. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, floor 14th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9779% of Arauco, and is registered in the Registry as No. 0028. Each of the above companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

The Financial Statements presented by Arauco as of March 31, 2015 are:

•	Consolidated Statements of Financial Position as of March 31, 2015 and December 31, 2014.

•	Consolidated Statements of Income for the periods between January 1 and March 31, 2015 and 2014.

•	Consolidated Statements of Comprehensive Income for the periods between January 1 and March 31, 2015 and 2014

•	Consolidated Statements of Changes in Equity for the periods between January 1 and March 31, 2015 and 2014

•	Consolidated Statements of Cash Flows for the periods between January 1 and March 31, 2015 and 2014

•	Notes to the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the Financial Statements

Period between January 1 and March 31, 2015.

Date of Approval of Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 527 held on May 18, 2015 for the period between January 1 and March 31, 2015

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries has determined the United States (“U.S.”) Dollar as its functional currency since majority of its revenues from sales of its products are from exports denominated in U.S. Dollars, while its costs of sales are to a large extent related or indexed to the U.S. Dollar.

In relation to cost of sales, although the costs of labor and services are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars, and the costs are related mainly to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, the prices for the products are established in U.S. Dollars, as is also the case for the cost structure of the related raw materials.

The presentation currency of the consolidated financial statements is the U.S. Dollar.

Figures on these consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

In these consolidated financial statements all relevant information required by IFRS has been presented.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Compliance and adoption of IFRS

The accompanying consolidated financial statements of Arauco at March 31, 2015 present in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB.

The accompanying consolidated financial statements of Arauco for the year ended December 31, 2014 present in all material respects its financial position, its results of operations and its cash flows in accordance with IFRS as issued by the IASB, except as instructed in the Official Circular Letter No 856 of the superintendency of securities and insurance which provides in an exceptional form of accounting of changes in assets and liabilities for deferred tax caused by Law No. 20,780, published in the Official Journal on September 29, 2014 (See Note 6).

This presentation is required to give a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

Summary of significant accounting policies

a) Basis for presentation of financial statements

The accompanying interim consolidated financial statements at March 31, 2015 and 2014 have been prepared in accordance with IFRS as issued by the IASB and they represent the integral, explicit and unreserved adoption of IFRS.

The Financial Statements consolidated as of December 31, 2014, were prepared pursuant to the regulations of the Superintendence of Securities and Insurance that are based on the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”), with the exceptions indicated in the section “Compliance and Adoption of IFRS”.

The consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies. Generally, historical cost is based on the fair value of the consideration given in exchange for goods and services.

b) Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

- Property, Plant and Equipment

In an asset acquisition, management values the acquired property, plant and equipment and their useful lives in consultation with third party experts.

The carrying amounts of property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The recoverable amount of an asset is the higher of fair value less costs to sell and its value in use, with an impairment loss recognized whenever the carrying amount exceeds the recoverable amount. The value in use is calculated using a discounted cash flow model, which is most sensitive to the discount rate as well as the expected future cash inflows.

- Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using internal valuation techniques. Arauco uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at each reporting date.

Detailed financial information about the fair value of financial instruments and sensitivity analysis are presented in Note 23.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which mean that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs. It is therefore important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Impairment of goodwill

The assessment of the added value represents the excess of the acquisition cost over the reasonable value of the Group’s holding in the identifiable net assets of the acquired subsidiary on the date of acquisition. Said reasonable value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others.

-Employee benefits

The cost of defined employee benefits for termination of employment, as well as the present value of the obligation is determined using actuarial valuations. The actuarial valuations involve making assumptions about discount rates, staff turnover, future salary increases and mortality rates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future effects on Arauco’s financial condition resulting from such litigation are estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c) Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b)	exposure, or rights, to variable returns from involvement with the investee; and

(c)	the ability to use power over the investee to affect the amount of the investor’s returns.

An investor with less than a majority of the voting rights has rights that are sufficient to give it power when the investor has the practical ability to direct the relevant activities unilaterally.

When assessing whether an investor’s voting rights are sufficient to give it power, an investor considers all facts and circumstances, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

IFRS requires an investor to reassess whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

If a subsidiary uses accounting policies different than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made in the financial statements of subsidiaries to prepare interim consolidated financial statements to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from interim consolidated financial statements and non-controlling interests is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d) Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

e) Functional currency

(i) Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, the assets and liabilities of Arauco’s operations in functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Others reserves within–equity”.

(iii) Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f) Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g) Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

(i)	Financial assets and liabilities measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are financial assets held for trading, or those designated as FVTPL. A financial asset is classified in this category if it is acquired principally for the purpose of selling it in the short term.

Derivatives are also classified as held for trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and the obligation for these instruments is presented under other financial liabilities within the statement of financial position.

Regular purchases and sales of financial assets are recognized on the trade date, which is the date on which Arauco commits itself to purchase or sell the asset.

The financial assets at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the statement of income. They are subsequently measured at fair value with any gains or losses from changes in fair value recognized in profit or loss.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument

A financial asset other than a financial asset held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Interest Rate and Currency Swaps: Swaps are measured using the discounted cash flow method at a discount rate consistent with the risk of the operation, using internal methodology based on market information from our Bloomberg terminal.

Foreign Exchange and Interest Rate Forwards: These instruments are initially recognized at fair value at the date on which the contract is entered into and are subsequently remeasured at fair value at each reporting date. Forwards are recognized as assets when fair value is positive and, as liabilities when fair value is negative.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The fair value of foreign exchange forward contracts is calculated by reference to current forward exchange rates for contracts with similar maturities.

The fair value of interest rate forward contracts is calculated by reference to the difference of the existing interest rates between the interest rate contractually agreed and the market interest rate at the end of each reporting period.

Mutual Funds: They are highly liquid instruments that are sold in the short term and are carried at their net asset value at the end of each period.

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the intent and ability to hold to maturity. They are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest method less any impairment.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Repurchase Agreements: These are recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at cost plus accrued interest at the end of each reporting period. These contracts have maturities of less than 30 days.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’ and are initially recorded at fair value plus, in the case of a financial liability not a fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

(i) Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as at FVTPL.

A financial liability is classified as held for trading if:

•	it has been incurred principally for the purpose of repurchasing it in the near term; or

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

•	on initial recognition it is part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

A financial liability other than a financial liability held for trading may be designated as at FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial liability forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as at FVTPL.

Financial liabilities at FVTPL are recorded at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the Finance income or Finance costs line item in the consolidated statements of income.

(ii) Other financial liabilities

Other financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

h) Derivative financial instruments

(i) Financial Derivatives - The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. The group’s policy is that all derivative contracts are hedging contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated and effective as a hedging instrument under IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Group designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges under IAS 39- Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of income. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

i) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished goods and works in process includes the cost of raw materials, direct labor, other direct costs and general overhead expenses, excluding interest expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j) Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and groups subject to expropriation (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the closing date of the statement of financial position are the subject of active sale efforts and for which the completion is estimated to be highly probable.

These assets or groups subject to expropriation are valued at the lower of the carrying amount or the fair value less the costs to sell, and are no longer amortized from the time they are classified as non-current assets held for sale.

k) Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 2 at the acquisition date; and

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquiree are allocated to those units or group of units.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains or losses are recognized in the income statement.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity interest in the acquiree in the statements of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l) Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income (exchange rate differences on translation to the presentation currency) of the associate or joint venture. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill.

The investments in joint operations recognize the assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m) Intangible assets

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii) Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii) Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n) Goodwill

Goodwill generated in the acquisition of an entity is measured as the excess of the sum of the consideration paid, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized but is tested for impairment on annual basis.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these financial statements, the only change in the carrying amount of goodwill in Brazil is related to the net exchange rate differences on translation.

o) Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p) Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic foundation of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

q) Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The measurement of new forestry plantations made during the current year, is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of income.

The Company holds fire insurance policies for its forestry plantations which, together with company resources and efficient protection measures for these plantation assets allow financial and operational risks to be minimized.

r) Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and that are expected to apply when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred taxes are registered according to rules established in IAS12 “Income Taxes”, except for the application in the Official Circular Letter No. 856 issued on October 17, 2014 by the SVS, which established that the differences in liabilities and assets for deferred taxes occurring as a direct effect of the increase in the first category tax introduced by Law No. 20,780, should be accounted for in the respective year against equity. (See Note 2).

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s) Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

t) Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

(i) Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

(ii) Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC – SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

u) Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The interim and final dividends are recorded in equity upon their approval by the Company’s Board of Directors and the shareholders.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

Dividends paid are not deductible for income tax purposes.

v) Earning per share

Basic earnings per share are calculated by dividing the net income for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists.

Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w) Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there is any indication that the assets have suffered an impairment loss. Among the indications to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

For this evaluation, assets are grouped at the lowest level of group of assets that generates cash flows independently.

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Except for goodwill, a previously recognized impairment loss is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had suffered an impairment loss, are reviewed at the end of each reporting period whether there is any indication that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an evaluation is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of income.

The allowance for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

x) Employee Benefits

Arauco has severance payment obligations arising from voluntary termination of employment. These are paid to certain employees that have been employed by the Company for more than five years in accordance with conditions established within collective or individual employment contracts.

This is an estimate of the years of service-based severance payments to be recognized as a future termination payment liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. These obligations are considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance payments obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are treated as post-employment benefits.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statement of financial position.

z) Recent accounting pronouncements

The following new standards and interpretations have been adopted in these financial statements:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IAS 32	Financial Instruments Presentation - Clarification of requirements for netting of financial assets and liabilities.	January 1, 2014

IFRS 10, IFRS 12, IAS 27	Investment Entities provides an exemption for the consolidation of subsidiaries under IFRS 10 under the definition of “investment companies”.	January 1, 2014

IAS 36	Impairment of Assets, Modification disclosure requirements	January 1, 2014

IAS 39	Financial Instruments: Recognition and Measurement-Novation of derivatives and continuation hedge accounting	January 1, 2014

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

IAS 19	Employee Benefits Clarifies the requirements related to the way in which contributions from employees or others which are linked to the service must be attributed to periods of service.	July 31, 2014

Annual improvements 2010-2012-Amendments to IFRS 7	IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 38, IAS 24	July 31, 2014

Annual Improvement 2011-2013 –Amendments to IFRS 4	IFRS 1, IFRS 3, IFRS 13, IAS 40	July 31, 2014

New interpretations	Contents	Mandatory application for annual periods beginning on or after

IFRIC 21

Levies

Guides about when to recognize a liability for a government imposed levy whether for those recorded in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and for those liens whose existence and amount is certain.

January 1, 2014

The application of these standards did not have a significant impact on the amounts reported in these interim consolidated financial statements, however, it may affect the accounting for future transactions or arrangements.

At the date of issuance of these consolidated interim financial statements, the following accounting pronouncements have been issued by the IASB:

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after
IFRS 9	Financial Instruments Amendment to the classification and measurement of financial assets	January 1, 2018
IFRS 14

In November 2010 it was also amended to include treatment and classification of liabilities. Early adoption is permitted.

Deferral of Regulatory accounts. Applies to entities adopting IFRS for the first time which are involved in activities with regulated rates.

January 1, 2016

IFRS 15	Income from contracts with customers. provide unique model based on principles that apply in all contracts with customers.	January 1, 2017

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after

IFRS 11-Amendments

Accounting for Acquisitions of Interests in Joint Operations

Requires the acquirer to apply the principles in IFRS 3 Business Combinations and Related Disclosures on initial recognition of the interest.

January 1, 2016

IAS 16 and IAS 38 – Amendments	Clarification of acceptable methods of depreciation and amortization. Additional guidance on how to calculate the depreciation and amortization of property, plant and equipment and intangible assets.	January 1, 2016

IAS 16 and IAS 41 – Amendments	Agriculture: Manufactoring plants Amendments provide the concept of manufacturing plants, which are used exclusively to grow products in the scope of IAS 16.	January 1, 2016

IAS 27-Amendments	Equity Method in Separate Financial Statements	January 1, 2016

IFRS 10 and IAS 28- Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016

IAS 1-Amendments	Disclosure initiative	January 1, 2016

IFRS 10, IFRS 12 and IAS 28-Amendments	Investment Entities: Applying the Consolidation Exception	January 1, 2016

Annual Improvements 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 19 and IAS 34	January 1, 2016

Arauco believes that the adoption of these standards, amendments and interpretations will have no significant impact on its consolidated financial statements of the Company in the period of initial application.

NOTE 2. CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

1) Changes in Accounting Policies

The accounting policies have been developed in accordance with the effective IFRS as of March 31, 2015 and have been consistently applied to all periods presented in these interim consolidated financial statements.

The SVS under its authority, issued the Official Circular Letter No. 856 dated October 17, 2014 instructing auditees to register in the respective year against equity, differences in assets and liabilities for deferred taxes occurred as a direct effect of the increase in the first category tax introduced by Law No. 20,780.

This statement differs from that established by the IFRS, which requires that the effect be recorded against income.

This instruction issued by the SVS meant in the financial statements of December 31, 2014 a change in the framework of preparation and presentation of financial information adopted by that date, since the previous frame (IFRS) requires adoption of comprehensive, explicit and unreserved manner.

The effect of this change in accounting bases meant a charge to retained earnings amounting to ThU.S.$292,155, which according to IFRS should have been presented under results of the year.

For all other matters related to the presentation of its financial statements, the Company uses the International Financial Reporting Standards issued by the IASB.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

2) Changes in the Estimates and processing of accounting policies

There have been no changes in the treatment of accounting policies for the same period last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a) Disclosure of Information on Issued Capital

At the date of these financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares without series

	03-31-2015	12-31-2014
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	03-31-2015	12-31-2014
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b) Dividends paid

The interim dividend paid each year is equivalent to 20% of the distributable net income calculated as of the end of September of each year and is presented in the consolidated statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of prior year distributable net income and the amount of the interim dividend paid at the end of the immediately preceding fiscal year.

The ThU.S.$34,528 (ThU.S.$35,947 as of March 31, 2014) presented in the statement of changes in equity correspond to the minimum dividend provision recorded for the period 2015.

As of March 31, 2015 and 2014 there was no dividend payment.

The following are the dividends paid and per share amounts during the year 2014

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-09-2014
Amount of Dividend	ThU.S.$61,808
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.54620

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-09-2014

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Amount of Dividend	ThU.S.$75,424
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.66653

c) Disclosure of Information on Reserves

Other Reserves

Other reserves consist of reserves of exchange differences on translation, reserves of cash flow hedges and other reserves.

Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of mark to market adjustments of outstanding cash flow hedges at the end of each reporting period.

Reserve of Actuarial Profits or Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

d) Disclosures of other information

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of March 31, 2015 and 2014:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

	January - March
	2015	2014
	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	55,520	77,697
Gain from changes in fair value of biological assets (See note 20)	46,782	66,613
Net income from insurance compensation	1,403	0
Revenue from export promotion	845	979
Leases received	570	423
Gain on sales of assets	934	6,063
Other operating results (sale materials and waste, rent of easements, income tax recovery)	4,986	3,619
Classes of Other Expenses by activity
Total of other expenses by activity	(25,512)	(58,000)
Depreciation	(386)	(369)
Expenses judgment	(794)	(1,035)
Impairment provision properties, plants and equipment and others	(755)	(3,750)
Plants stoppage operating expenses	(260)	(535)
Expenses projects	0	(8,334)
Expenses start-up	(270)	—
Loss of assets	(108)	(15)
Loss of forest due to fires	(11,392)	(30,178)
Other Taxes	(2,663)	(1,516)
Research and development expenses	(590)	(811)
Compensation and eviction	(88)	(2,117)
Fines, readjustments and interest	(315)	(100)
Other expenses (donations, repayments insurance )	(7,891)	(9,240)
Classes of financing income
Financing income, total	10,483	3,570
Financial income from mutual funds—deposits	4,609	2,254
Financial income resulting from swap—forward	1,205	190
Other financial income	4,669	1,126
Classes of financing costs
Financing costs, Total	(68,196)	(53,223)
Interest expense, Bank loans	(9,046)	(6,000)
Interest expense, Bonds	(50,665)	(39,319)
Interest expense, financial instruments	(2,840)	(3,715)
Interest expense, debt refinancing	—	—
Other financial costs	(5,645)	(4,189)
Share of profit (loss) of associates and joint ventures accounted for using the equity method
Total	615	(879)
Investments in associates	301	(1,404)
Joint ventures	314	525

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Below is the presentation of the expenses of the Company by nature:

	January - March
Cost of sales	2015	2014
	ThU.S.$	ThU.S.$
Timber	184,429	193,212
Forestry labor costs	149,638	141,019
Depreciation and amortization	87,824	66,257
Maintenance costs	70,430	61,956
Chemical costs	127,675	121,733
Sawmill Services	28,277	28,510
Others Raw Materials	28,271	19,232
Others Indirect costs	42,168	35,526
Energy and fuel	46,852	42,970
Cost of electricity	14,550	25,884
Wage and salaries	78,394	61,579
Total	858,508	797,878

	January - March
Distribution cost	2015	2014
	ThU.S.$	ThU.S.$
Selling costs	24,596	8,178
Commissions	3,641	3,791
Insurance	16,692	1,134
Provision for doubtful accounts receivable	1,442	65
Other selling costs	2,821	3,188
Shipping and freight costs	98,206	108,507
Port services	6,164	6,165
Freights	73,329	88,560
Other shipping and freight costs	18,713	13,782
Total	122,802	116,685

	January - March
Administrative expenses	2015	2014
	ThU.S.$	ThU.S.$
Wage and salaries	52,514	52,516
Marketing, advertising, promotion and publications expenses	2,295	2,435
Insurance	7,921	8,203
Depreciation and amortization	6,355	5,500
Computer services	6,415	6,703
Lease rentals (offices, warehouses and machinery)	3,472	2,108
Donations, contributions, scholarships	1,712	1,940
Fees (legal and technical advisories)	10,986	11,448
Property taxes, patents and municipality rights	4,716	5,730
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	34,105	34,470
Total	130,491	131,053

		January-March
		2015	2014
Expenses for	Note	ThU.S.$	ThU.S.$
Depreciations	7	91,810	69,023
Employee benefits	10	128,431	143,130
Amortization	19	2,908	3,543

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

e) Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor fees and number of employees are follows:

		03-31-2015
Auditors fees		ThU.S.$
Audit services		534
Other services
	Tax services	127
	Others	168
TOTAL		829

Number of employees		No.
		13,576

NOTE 4. INVENTORIES

	03-31-2015	12-31-2014
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	84,542	98,242
Production supplies	103,161	107,067
Products in progress	60,561	66,635
Finished goods	508,162	469,561
Spare Parts	151,905	152,068
Total Inventories	908,331	893,573

Inventories recognized as cost of sales at March 31, 2015 were ThU.S.$856,726 (ThU.S.$796,325 at March 31, 2014).

In order to have the inventories recorded at net realizable value at March 31, 2015, there has been a net decrease of inventories associated with a higher provision of obsolescence ThU.S.$1,115 (lower provision ThU.S.$413 at March 31, 2014). At March 31, 2015 the amount of obsolescence provision is ThU.S.$12,783 (ThU.S.$11,668 at December 31, 2014).

At March 31, 2015 there were inventory write-offs of ThU.S.$2,593 (ThU.S.$136 at March 31, 2014)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

No inventories have been pledged as security for liabilities at the end of each reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. They are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	31-03-2015	31-12-2014
Components of Cash and Cash Equivalents	ThU.S.$	MU.S.$
Cash on hand	653	391
Bank checking account balances	177,651	157,611
Time deposits	662,113	669,545
Mutual funds	200,441	128,985
Other cash and cash equivalents (*)	0	14,620
Total	1,040,858	971,152

(*)	Applies to purchase contracts subject to resale covenants

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 21% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, Law No. 20,780 was published in the Official Gazette, amending the current system of income tax and other taxes. Among the main amendments is the progressive increase of the First Category Income Tax for the 2014, 2015, 2016, 2017, 2018 and following fiscal years, increasing to 21%, 22.5%, 24%, 25.5% and 27% respectively, in the event that the partially integrated system applies. Alternatively, for the 2014, 2015, 2016 and 2017 and following fiscal years, an increase to 21%, 22.5%, 24%, and 25% respectively will apply, in the event that the Company chooses to apply the attributed income system.

On October 17, 2014, the SVS issued the Official Circular Letter No. 856, which established that the difference in assets and liabilities for deferred taxes resulting from the increase of the aforementioned tax rate, should be accounted for by charging it against equity. Therefore, as of the close these interim consolidated financial statements, Arauco has recognized a charge to equity of of ThU.S.$292,155 resulting from a deferred effect of the new tax rate.

Deferred Tax Assets

The following table sets forth the deferred tax assets for the dates indicated:

	03-31-2015	12-31-2014
Deferred Tax Assets	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	15,528	14,923
Deferred tax Assets relating to Accrued Liabilities	7,554	8,317
Deferred tax Assets relating to Post-Employment benefits	13,942	13,859
Deferred tax Assets relating to Property, Plant and equipment	8,039	10,756
Deferred tax Assets relating to Financial Instruments	16,077	14,129
Deferred tax Assets relating to Tax Losses Carryforwards	45,211	44,832
Deferred tax Assets relating to Inventories	3,035	3,157
Deferred tax Assets relating to Provisions for Income	6,391	5,827
Deferred tax Assets relating to Allowance for Doubful Accounts	4,210	3,855
Intangible revaluation differences	1,080	1,080
Deferred tax Assets relating to Other Deductible Temporary Differences	32,006	37,105
Total Deferred Tax Assets	153,073	157,840

Certain subsidiaries of Arauco, as of the date of these financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$134,965 (ThU.S.$132,292 at December 31, 2014), which are mainly originated by operational and financial losses.

In addition, as of the closing of these financial statements there are ThU.S.$83,700 (ThU.S.$92,809 at December 31, 2014) of non-recoverable tax losses from companies in Uruguay based on the participation of Arauco, which have not been recognized as deferred tax assets. The payback period exceeds the term of such tax losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Liabilities

The following table sets forth the deferred tax assets related to the dates indicated:

	03-31-2015	12-31-2014
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	935,273	941,223
Deferred tax Liabilities relating to Financial Instruments	4,551	4,906
Deferred tax Liabilities relating to Biological Assets	673,142	681,505
Deferred tax Liabilities relating to Inventory	29,336	25,688
Deferred tax Liabilities due to Prepaid Expenses	45,831	40,888
Deferred tax Liabilities due to Intangible	29,531	32,990
Deferred tax Liabilities relating to Other Taxable Temporary Differences	32,031	29,506
Total Deferred Tax Liabilities	1,749,695	1,756,706

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a charge of ThU.S.$773 as of March 31, 2015 (ThU.S.$4,616 as of March 31, 2014), which is presented in consolidated statements of comprehensive income and accumulated in Reserves for cash flow hedges in the consolidated statement of changes in equity.

Arauco does not offset deferred tax assets and deferred tax liabilities since there is no legal enforceable right to offset amounts recognized in these items that relate to different tax jurisdictions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Deferred Tax Assets	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 03-31-2015 ThU.S.$
Deferred tax Assets relating to Provisions	14,923	948	—	(343)	15,528
Deferred tax Assets relating to accrued liabilities	8,317	(754)	—	(9)	7,554
Deferred tax Assets relating to Post-Employment benefits	13,859	(75)	180	(22)	13,942
Deferred tax Assets relating to Property, Plant and equipment	10,756	(2,717)	—	0	8,039
Deferred tax Assets relating to Financial Instruments	14,129	429	1,519	0	16,077
Deferred tax Assets relating to tax losses carryforwards	44,832	4,380	—	(4,001)	45,211
Deferred tax assets relating to biological assets	0	0	—	0	0
Deferred tax assets relating to provisions for income	3,157	34	—	(156)	3,035
Deferred tax assets relating to provisions for income	5,827	564	—	0	6,391
Deferred tax assets relating to provision for doubful accounts	3,855	406	—	(51)	4,210
Intangible revaluation differences	1,080	0	—	0	1,080
Deferred tax assets relating to other deductible temporary differences	37,105	(4,540)	—	(559)	32,006
Total deferred tax assets	157,840	(1,325)	1,699	(5,141)	153,073

Deferred Tax Liabilities	Opening Balance 01-01-2015 ThU.S.$	Deferred tax Expenses (Income) ThU.S.$	Deferred tax of items charged to other comprehensive income ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 03-31-2015 ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	941,223	2,770	—	(8,720)	935,273
Deferred tax liabilities relating to financial instruments	4,906	(354)	—	(1)	4,551
Deferred tax liabilities relating to biological assets	681,505	3,599	—	(11,962)	673,142
Deferred tax liabilities relating to inventory	25,688	3,647	—	1	29,336
Deferred tax liabilities due to prepaid expenses	40,888	4,943	—	—	45,831
Deferred tax liabilities due to intangible	32,990	—	—	3,459	29,531
Deferred tax liabilities relating to other taxable temporary differences	29,506	1,781	—	744	32,031
Total deferred tax liabilities	1,756,706	16,386	—	(23,397)	1,749,695

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred Tax Assets relating to provisions	12,016	843	2,367	(303)	14,923
Deferred Tax Assets relating to accrued liabilities	7,367	19	952	(21)	8,317
Deferred Tax Assets relating to post-employment benefits	9,012	(1,095)	6,036	(94)	13,859
Deferred Tax Assets relating to property, plant and equipment	8,842	1,174	787	(47)	10,756
Deferred Tax Assets relating to financial instruments	343	355	13,431	—	14,129
Deferred Tax Assets relating to tax losses carryforwards	56,333	(9,427)	419	(2,493)	44,832
Deferred Tax Assets relating to biological assets	73	(73)	—	—	0
Deferred Tax Assets relating to provisions for income	4,910	(1,706)	82	(129)	3,157
Deferred Tax Assets relating to provisions for income	3,678	1,624	525	—	5,827
Deferred Tax Assets relating to provision for doubful accounts	3,104	574	218	(41)	3,855
Intangible revaluation differences	—	1,080	0	—	1,080
Deferred Tax Assets relating to other deductible temporary differences	54,920	(20,325)	2,740	(230)	37,105
Total Deferred Tax Assets	160,598	(26,957)	27,557	(3,358)	157,840

Deferred Tax Liabilities	Opening Balance 01-01-2014 ThU.S.$	Expenses (Income) for deferred tax recognized as a result ThU.S.$	Deferred tax of items directly credited to equity ThU.S.$	Increase (decrease) Net exchange differences ThU.S.$	Closing balance 12-31-2014 ThU.S.$
Deferred Tax Liabilities relating to property, plant and equipment	781,777	7,950	158,106	(6,610)	941,223
Deferred Tax Liabilities relating to financial instruments	10,060	677	(5,831)	—	4,906
Deferred Tax Liabilities relating to biological assets	534,161	21,626	134,467	(8,749)	681,505
Deferred Tax Liabilities relating to inventory	15,422	8,618	1,648	—	25,688
Deferred Tax Liabilities due to prepaid expenses	56,558	(21,363)	5,693	—	40,888
Deferred Tax Liabilities due to intangible	34,188	(1,533)	335	—	32,990
Deferred Tax Liabilities relating to other taxable temporary differences	30,129	(2,752)	3,648	(1,519)	29,506
Total Deferred Tax Liabilities	1,462,295	13,223	298,066	(16,878)	1,756,706

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2015		12-31-2014
	Deductible	Taxable	Deductible	Taxable
Detail of classes of Deferred Tax Temporary Differences	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$	Difference ThU.S.$
Deferred Tax Assets	107,862		113,008
Deferred Tax Assets—Tax losses	45,211		44,832
Deferred Tax Liabilities		1,749,695		1,756,706
Total	153,073	1,749,695	157,840	1,756,706

	January - March
Detail of Temporary Difference Income and Loss Amounts	2015 ThU.S.$	2014 ThU.S.$
Deferred Tax Assets	(5,705)	(7,940)
Deferred Tax Assets—Tax losses	4,380	1,978
Deferred Tax Liabilities	(16,386)	(24,466)
Total	(17,711)	(30,428)

Income Tax Expense

Income tax expense consists of the following:

	January - March
Income Tax composition	2015 ThU.S.$	2014 ThU.S.$
Current income tax expense	(28,552)	(21,551)
Tax benefit arising from unrecognized tax assets previously used to reduce tax expense	761	58
Previous period current tax adjustments	4,993	2,313
Other current tax expenses	(365)	2,009
Current Tax Expense, Net	(23,163)	(17,171)
Deferred tax income (expense) relating to origination and reversal of temporary differences	(22,091)	(32,406)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	4,380	1,978
Total deferred Tax Expense, Net	(17,711)	(30,428)
Income Tax Expense, Total	(40,874)	(47,599)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies at March 31, 2015 and 2014:

	January - March
	2015	2014
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(12,982)	(2,493)
Domestic current income tax expense	(10,181)	(14,678)
Total current income tax expense	(23,163)	(17,171)
Foreign deferred tax expense	(1,704)	(14,293)
Domestic deferred tax expense	(16,007)	(16,135)
Total deferred tax expense	(17,711)	(30,428)
Total tax income (expense)	(40,874)	(47,599)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - March
	2015	2014
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(28,477)	(36,081)
Tax effect of foreign tax rates	(1,665)	(1,038)
Tax effect of revenues exempt from taxation	13,638	(2,223)
Tax effect of expense not deductible in determining taxable profit (tax loss)	(18,349)	(7,273)
Tax rate effect from change in tax rate (opening balances)	(827)	0
Tax rate effect of adjustments for current tax of prior periods	4,993	2,313
Other tax rate effects	(10,187)	(3,297)
Total adjustments to tax expense at applicable tax rate	(12,397)	(11,518)
Tax expense at effective tax rate	(40,874)	(47,599)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	03-31-2015	12-31-2014
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	252,229	265,440
Land	920,607	949,531
Buildings	2,179,867	2,172,177
Plant and equipment	3,465,981	3,565,502
Information technology equipment	28,226	28,521
Fixtures and fittings	10,987	11,654
Motor vehicles	16,229	17,346
Other property, plant and equipment	110,801	109,412
Total Net	6,984,927	7,119,583

Property, Plant and Equipment, Gross
Construction in progress	252,229	265,440
Land	920,607	949,531
Buildings	3,617,657	3,593,306
Plant and equipment	5,884,056	5,944,394
Information technology equipment	72,255	71,838
Fixtures and fittings	36,241	37,382
Motor vehicles	45,784	46,293
Other property, plant and equipment	129,741	128,012
Total Gross	10,958,570	11,036,196

Accumulated depreciation and impairment
Buildings	(1,437,790)	(1,421,129)
Plant and equipment	(2,418,075)	(2,378,892)
Information technology equipment	(44,029)	(43,317)
Fixtures and fittings	(25,254)	(25,728)
Motor vehicles	(29,555)	(28,947)
Other property, plant and equipment	(18,940)	(18,600)
Total	(3,973,643)	(3,916,613)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no assets pledged as collateral for these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Amount committed for the acquisition of property, plant and equipment	274,770	139,927

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	48,719	371,286

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2015 and December 31, 2014:

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2015	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583
Changes
Additions	48,719	753	1,710	11,901	741	129	38	5,535	69,526
Disposals	(4)	(194)	—	(82)	(34)	—	—	—	(314)
Retirements	—	(1,137)	(20)	(390)	—	—	(4)	(90)	(1,641)
Depreciation	—	—	(27,974)	(64,091)	(1,286)	(594)	(975)	(1,404)	(96,324)
Increase (decrease) through net exchange differences	(2,072)	(28,346)	(21,025)	(51,218)	(134)	(264)	(179)	(2,665)	(105,903)
Increase (decrease) through transfers from construction in progress	(59,854)	—	54,999	4,359	418	62	3	13	—
Total changes	(13,211)	(28,924)	7,690	(99,521)	(295)	(667)	(1,117)	1,389	(134,656)
Closing balance 03-31-2015	252,229	920,607	2,179,867	3,465,981	28,226	10,987	16,229	110,801	6,984,927

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2014	1,542,739	975,617	1,694,924	2,774,551	25,575	7,627	13,597	102,837	7,137,467
Changes
Additions	371,286	1,215	17,438	54,011	2,605	1,195	4,608	18,828	471,186
Disposals	(2,969)	(5,596)	(513)	(1,715)	(59)	(515)	(458)	(776)	(12,601)
Retirements	(6,278)	(41)	(17,369)	(23,026)	(12)	(6)	(247)	(5,670)	(52,649)
Depreciation	—	—	(102,068)	(222,232)	(4,944)	(2,084)	(4,241)	(4,018)	(339,587)
Impairment loss recognized in profit or loss	—	—	—	—	—	—	(636)	—	(636)
Increase (decrease) through net exchange differences	310	(21,664)	(30,620)	(26,928)	(269)	(175)	(123)	(2,198)	(81,667)
Reclassification of assets held for sale	(1,930)	—	—	—	—	—	—	—	(1,930)
Increase (decrease) through transfers from construction in progress	(1,637,718)	—	610,385	1,010,841	5,625	5,612	4,846	409	—
Total changes	(1,277,299)	(26,086)	477,253	790,951	2,946	4,027	3,749	6,575	(17,884)
Closing balance 12-31-2014	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending March 31, 2015 and 2014 is as follows:

	January-March
	2015	2014
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	86,305	64,165
Administrative expenses	4,966	4,056
Other expenses	539	802
Total	91,810	69,023

The useful lives of property, plant and equipment estimated based on the expected use of the assets are as follows:

		Minimum	Maximum	Average
Buildings	Useful Life in Years	16	89	39
Plant and equipment	Useful Life in Years	8	67	29
Information technology equipment	Useful Life in Years	6	18	5
Fixtures and fittings	Useful Life in Years	6	12	10
Motor vehicles	Useful Life in Years	6	26	13
Other property, plant and equipment	Useful Life in Years	5	27	16

Property, plant and equipment do not have significant differences between the fair value and the cost of these assets.

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	102,716	94,996
Plant and equipment	102,716	94,996

Reconciliation of Financial Lease Minimum Payments:

03-31-2015
Present Value
Periods	ThU.S.$
Less than one year	32,428
Between one and five years	67,623
More than five years	—
Total	100,051

12-31-2014
Present Value
Periods	ThU.S.$
Less than one year	31,706
Between one and five years	65,289
More than five years	—
Total	96,995

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	03-31-2015
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	112	1	111
Between one and five years	15	1	14
More than five years	—	—	—
Total	127	2	125

	12-31-2014
	Gross	Interest	Present Value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	141	5	136
Between one and five years	20	3	17
More than five years	—	—	—
Total	161	8	153

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - March
Classes of revenue	2015 ThU.S.$	2014 ThU.S.$
Revenue from sales of goods	1,230,359	1,176,252
Revenue from rendering of services	42,956	48,365
Total	1,273,315	1,224,617

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - March
	2015	2014
	ThU.S.$	ThU.S.$
Employee expenses	128,431	143,130
Wages and salaries	126,308	139,798
Severance indemnities	2,123	3,332

The main actuarial assumptions used by Arauco in the calculation of the severance indemnities obligation as of March 31, 2015 and December 31, 2014 are as follows:

	2015	2014
Discount rate	1.61%	3.50%
Inflation	3.00%	3.00%
Mortality rate	RV-2009	RV-2009

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligation as of March 31, 2015 and December 31, 2014:

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Current	3,640	3,590
Non-current	47,969	48,582
Total	51,609	52,172

Reconciliation of the present value of severance indemnities obligation	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Opening balance	52,172	45,984
Current service cost	612	1,938
Interest cost	589	2,977
Actuarial gains	1,116	12,829
Benefits paid	(1,077)	(5,388)
Increase (decrease) for foreign currency exchange rates changes	(1,803)	(6,168)
Closing balance	51,609	52,172

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Total Current Assets	3,178,794	3,140,715
Cash and Cash Equivalents	1,040,858	971,152
U.S Dollar	899,768	877,418
Euro	20,445	8,114
Brazilian Real	34,170	43,604
Argentine Pesos	25,563	15,794
Other currencies	3,023	2,983
Chilean Pesos	57,889	23,239
Other current financial assets	10,080	7,633
U.S Dollar	10,080	7,632
Chilean Pesos	—	1
Other current non-financial assets	182,031	177,728
U.S Dollar	122,482	103,689
Euros	82	45
Brazilian Real	12,286	11,489
Argentine Pesos	9,187	13,711
Other currencies	4,916	6,335
Chilean Pesos	33,078	42,459
Trade and other current receivables	720,353	731,908
U.S Dollar	434,495	464,219
Euro	72,700	72,353
Brazilian Real	55,470	47,043
Argentine Pesos	32,799	31,354
Other currencies	19,417	19,733
Chilean Pesos	104,294	96,241
U.F.	1,178	965
Accounts receivable from related companies	4,729	4,705
Brazilian Real	1,419	1,998
Chilean Pesos	3,310	2,707
Current Inventories	908,331	893,573
U.S Dollar	851,961	829,830
Brazilian Real	43,092	48,046
Chilean Pesos	13,278	15,697
Current biological assets	265,011	307,551
U.S Dollar	265,011	307,551
Current tax assets	39,400	38,477
U.S Dollar	2,745	2,358
Euros	—	81
Brazilian Real	1,518	2,691
Argentine Pesos	44	1,464
Other currencies	3,116	3,653
Chilean Pesos	31,977	28,230
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	8,001	7,988
U.S Dollar	8,001	7,988

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Total Non Current Assets	11,382,597	11,606,739
Other non-current financial assets	3,147	5,024
U.S Dollar	2,580	4,439
Argentine Pesos	567	585
Other non-current non-financial assets	99,960	101,094
U.S Dollar	93,211	92,437
Brazilian Real	4,591	5,705
Argentine Pesos	546	563
Other currencies	904	885
Chilean Pesos	708	1,504
Trade and other non-current receivables	28,009	31,001
U.S Dollar	23,328	26,773
Chilean Pesos	3,539	3,591
U.F.	1,142	637
Related party receivables, non current	131,831	151,519
Brazilian Reales	131,831	151,519
Investments accounted for using equity method	293,557	326,045
U.S Dollar	119,527	119,405
Brazilian Real	174,030	206,640
Intangible assets other than goodwill	89,177	93,258
U.S Dollar	87,702	91,408
Brazilian Real	1,333	1,771
Chilean Pesos	142	79
Goodwill	75,534	82,573
U.S Dollar	42,633	42,838
Brazilian Real	32,901	39,735
Property, plant and equipment	6,984,927	7,119,583
U.S Dollar	6,497,900	6,527,093
Brazilian Real	481,227	586,398
Chilean Pesos	5,800	6,092
Non-current biological assets	3,523,382	3,538,802
U.S Dollar	3,231,933	3,188,043
Brazilian Real	291,449	350,759
Deferred tax assets	153,073	157,840
U.S Dollar	125,930	128,676
Brazilian Real	26,584	28,345
Other currencies	62	67
Chilean Pesos	497	752

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2015			12-31-2014
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total Liabilities, current	1,379,493	237,481	1,616,974	1,002,859	544,227	1,547,086
Other current financial liabilities	530,994	224,262	755,256	203,170	539,173	742,343
U.S Dollar	502,673	144,572	647,245	173,579	484,254	657,833
Brazilian Real	11,967	50,126	62,093	17,145	27,507	44,652
Argentine Pesos	528	—	528	—	544	544
Chilean Pesos	283	820	1,103	288	809	1,097
U.F.	15,543	28,744	44,287	12,158	26,059	38,217
Bank Loans	124,248	175,056	299,304	139,916	133,554	273,470
U.S Dollar	111,753	124,930	236,683	122,771	105,503	228,274
Brazilian Real	11,967	50,126	62,093	17,145	27,507	44,652
Argentine Pesos	528	—	528	—	544	544
Financial Leases	8,065	24,363	32,428	7,851	23,855	31,706
U.S Dollar	—	2	2	—	6	6
Chilean Pesos	283	820	1,103	288	809	1,097
U.F.	7,782	23,541	31,323	7,563	23,040	30,603
Other Loans	398,681	24,843	423,524	55,403	381,764	437,167
U.S Dollar	390,920	19,640	410,560	50,808	378,745	429,553
U.F.	7,761	5,203	12,964	4,595	3,019	7,614
Trade and other current payables	638,002	—	638,002	627,972	2,434	630,406
U.S Dollar	187,710	—	187,710	180,164	—	180,164
Euros	61,499	—	61,499	44,887	—	44,887
Brazilian Real	25,407	—	25,407	22,662	2,434	25,096
Argentine Pesos	35,610	—	35,610	34,879	—	34,879
Other currencies	733	—	733	2,187	—	2,187
Chilean Pesos	324,739	—	324,739	340,858	—	340,858
U.F.	2,304	—	2,304	2,335	—	2,335
Accounts payable to related companies	5,748	—	5,748	6,036	—	6,036
U.S Dollar	2,200	—	2,200	1,612	—	1,612
Chilean Pesos	3,548	—	3,548	4,424	—	4,424
Other current provisions	2,089	—	2,089	2,535	—	2,535
U.S Dollar	2,089	—	2,089	2,535	—	2,535
Current tax liabilities	29,562	14	29,576	25,860	—	25,860
U.S Dollar	4,792	—	4,792	782	—	782
Euros	2,622	—	2,622	—	—	—
Brazilian Real	752	—	752	1,921	—	1,921
Argentine Pesos	6,504	—	6,504	6,063	—	6,063
Other currencies	40	—	40	—	—	—
Chilean Pesos	14,852	14	14,866	17,094	—	17,094
Current provisions for employee benefits	1,366	2,274	3,640	1,211	2,379	3,590
Chilean Pesos	1,366	2,274	3,640	1,211	2,379	3,590
Other current non-financial liabilities	171,732	10,931	182,663	136,075	241	136,316
U.S Dollar	123,190	10,746	133,936	100,904	—	100,904
Euros	92	—	92	—	—	—
Brazilian Real	24,579	—	24,579	19,041	—	19,041
Argentine Pesos	6,173	185	6,358	6,143	184	6,327
Other currencies	4,911	—	4,911	4,307	—	4,307
Chilean Pesos	12,684	—	12,684	5,575	57	5,632
U.F.	103	—	103	105	—	105

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

	From 13 months to 5 years	03-31-2015 More than 5 years	Total	From 13 months to 5 years	12-31-2014 More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	3,187,887	3,086,848	6,274,735	3,411,630	2,974,002	6,385,632
Other non-current financial liabilities	1,928,438	2,440,254	4,368,692	1,943,952	2,509,867	4,453,819
U.S Dollar	1,783,010	1,565,951	3,348,961	1,767,326	1,603,825	3,371,151
Brazilian Real	3,669	15,095	18,764	34,612	18,434	53,046
Argentine Pesos	464	—	464	614	—	614
Chilean Pesos	2,133	—	2,133	2,352	—	2,352
U.F.	139,162	859,208	998,370	139,048	887,608	1,026,656
Bank Loans	754,004	206,112	960,116	797,628	248,117	1,045,745
U.S Dollar	749,871	191,017	940,888	762,402	229,683	992,085
Brazilian Real	3,669	15,095	18,764	34,612	18,434	53,046
Argentine Pesos	464	—	464	614	—	614
Financial Leases	67,625	—	67,625	65,289	—	65,289
Chilean Pesos	2,133	—	2,133	2,352	—	2,352
U.F.	65,492	—	65,492	62,937	—	62,937
Other Loans	1,106,809	2,234,142	3,340,951	1,081,035	2,261,750	3,342,785
U.S Dollar	1,033,139	1,374,934	2,408,073	1,004,924	1,374,142	2,379,066
U.F.	73,670	859,208	932,878	76,111	887,608	963,719
Other non-current provisions	60,403	—	60,403	64,529	—	64,529
U.S Dollar	8	—	8	4	—	4
Brazilian Real	28,963	—	28,963	31,374	—	31,374
Argentine Pesos	30,830	—	30,830	30,301	—	30,301
Chileans $	602	—	602	2,850	—	2,850
Deferred tax liabilities	1,103,101	646,594	1,749,695	1,299,271	457,435	1,756,706
U.S Dollar	986,517	646,594	1,633,111	1,159,362	457,435	1,616,797
Euros	4,044	—	4,044	4,044	—	4,044
Brazilian Real	112,277	—	112,277	135,600	—	135,600
Chilean Pesos	263	—	263	265	—	265
Non-current provisions for employee benefits	47,969	—	47,969	41,882	6,700	48,582
Other currencies	174	—	174	172	—	172
Chilean Pesos	47,795	—	47,795	41,710	6,700	48,410
Other non-current non-financial liabilities	47,976	—	47,976	61,996	—	61,996
U.S Dollar	1,193	—	1,193	1,043	—	1,043
Brazilian Real	45,444	—	45,444	59,497	—	59,497
Argentine Pesos	1,105	—	1,105	1,206	—	1,206
Chilean Pesos	230	—	230	246	—	246
U.F.	4	—	4	4	—	4

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Arauco Distribución S.A.	Chile	Chilean Pesos
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences resulting from conversion of currencies:

	03-31-2015	03-31-2014
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	(80,839)	18,251
Arauco Forest Brasil S.A.	(72,237)	13,935
Arauco Florestal Arapoti S.A.	(22,577)	5,222
Arauco Distribución S.A.	(851)	(1,199)
Arauco Argentina S.A.	(6,727)	560
Flakeboard Company Limited	(7,869)	(3,295)
Others	31	(154)

Total reserve of exchange differences on translation	(191,069)	33,320

Effect of foreign exchange rates changes

	January-March
	2015	2014
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(7,514)	5,666
Reserve of exchange differences on translation (with Non-controlling interests)	(196,726)	34,613

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco estimates the average rate of borrowings to finance its current investment projects. At the end of the previous period, the balance corresponded principally to the accumulated amount that was capitalized until the end of construction of pulp production plant in Uruguay. The average rate loans to finance these investment projects were calculated to record the capitalization.

	January - March
	2015	2014
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.90%	4.77%
Amount of the capitalized interest cost, presented as property, plant and equipment	631	7,672

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

There is neither a provision for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 03-31-2015			% Ownership interest 12-31-2014
				Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
—	Arauco Argentina S.A. (Ex Alto Paraná S.A.)	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
—	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
—	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.5000	98.4983	99.9983	1.5000	98.4983	99.9983
96765270-9	Arauco Distribución S.A.	Chile	Chilean Pesos	—	99.9996	99.9996	—	99.9996	99.9996
—	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.3418	98.6572	99.9990	1.3418	98.6572	99.9990
—	Arauco Europe Cooperatief U.A. (Ex- Arauco Holanda Cooperatief U.A.)	Holland	U.S. Dollar	0.5189	99.4801	99.9990	0.5389	99.4601	99.9990
—	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
—	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	11.1520	88.8470	99.9990	11.1520	88.8470	99.9990
—	Arauco Forest Products B.V.	Holland	U.S. Dollar	—	—	—	—	99.9990	99.9990
—	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
—	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
—	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96565750-9	Aserraderos Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.7503	57.7503	—	57.7503	57.7503
—	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
—	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
—	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.1796	98.1796	—	98.1796	98.1796
—	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
—	Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
—	Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
—	Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
—	Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
—	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
96510970-6	Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
—	Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Euforest S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - March
	2015	2014
	ThU.S.$	ThU.S.$
Salaries and bonuses	24,486	27,355
Per diem compensation to members of the Board of Directors	277	338
Termination benefits	761	1,430
Total	25,524	29,123

Related Party Receivables, Current

	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2015	12-31-2014
Name of Related Party						ThU.S.$	ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean Pesos	30 days	24	19
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean Pesos	30 days	1,897	2,083
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean Pesos	30 days	734	584
Stora Enso Arapoti Industria del Papel S.A	—	Associates	Brazil	Brazilian Real	30 days	543	588
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	863	1,389
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associates	Brazil	Brazilian Real	30 days	13	21
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean Pesos	30 days	655	—
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos		—	1
Corpesca S.A	96.893.820-7	Common director	Chile	Chilean Pesos		—	20
TOTAL						4,729	4,705

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.(*)	—	Joint Venture	Brasil	Brazilian Real	Dec-16	131,831	151,519
TOTAL						131,831	151,519

(*)	Accrues annual interest of CDI (interbank rate) + 2.3%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	3,394	4,073
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	30 days	134	302
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean Pesos	—	—	29
Sigma S.A.	86.370.800-1	Common director	Chile	Chilean Pesos	30 days	3	8
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	30 days	1	—
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean Pesos	30 days	3	—
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	1,121	987
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	962	122
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean Pesos	—	—	8
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean Pesos	30 days	10	4
Resiter Uruguay S.A	—	Joint Operations	Uruguay	U.S. Dollar	30 days	118	503
Corpesca S.A	96.893.820-7	Common director	Chile	Chilean Pesos	30 days	3	—
TOTAL						5,748	6,036

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel	753	3,676
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean Pesos	Management service	65	277
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean Pesos	Fuel and other	15,439	96,497
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	3,034	9,458
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	2,047	9,937
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean Pesos	Sodium chlorate	13,355	48,696
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean Pesos	Legal services	221	1,761
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean Pesos	Telephone services	150	474
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean Pesos	Wood and logs	102	489
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean Pesos	Wood and logs	204	204
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	Electrical Power	18	27
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean Pesos	Industrial Cleaning Services	20	4,157
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean Pesos	Industrial Cleaning Services	1,841	1,432
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	418	1,167
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean Pesos	Electrical Power	101	330
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Others purchases	600	1,023

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associate	Brasil	Brazilian Real	Loans (Capital and interest)	6,602	51,519
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean Pesos	Electrical Power	1,059	3,284
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean Pesos	Electrical Power	5,278	27,361
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brasil	Brazilian Real	Wood	—	8,349
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean Pesos	Wood and chips	3,909	19,311
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean Pesos	Wood	—	246
Cartulinas CMPC S.A.	96.731.890-6	Common director	Chile	Chilean Pesos	Cellulose	—	679
Empresa Eléctrica Guacolda S.A.	96.635.700-2	Associate	Chile	Chilean Pesos	Electrical Power	—	1,264
Unilin Arauco Pisos Ltda.	—	Joint venture	Brasil	Brazilian Real	Wood	1,239	11,887

NOTE 14. CONSOLIDATED FINANCIAL STATEMENTS

Investments in Subsidiaries

There are no new investments to inform at March 31, 2015.

On March 27, 2014, the company Servicios Aereos Forestales Ltda was established with contributions from Inversiones Arauco Internacional Ltda ThU.S.$25,997.4 and Celulosa Arauco y Constitución S.A. ThU.S.$2.6. The company’s main objective is the provision of air transportation services for passengers and cargo, forest patrol, photography, advertising, magnetic survey, all by its own and others aircraft and perform maintenance of aeronautical products.

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

NOTE 15. INVESTMENTS IN ASSOCIATES

At March 31, 2015 and 2014 there are no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	03-31-2015	12-31-2014
Carrying amount	ThU.S.$59,703	ThU.S.$60,081

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	03-31-2015	12-31-2014
Carrying amount	ThU.S.$40,104	ThU.S.$40,088

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	03-31-2015	12-31-2014
Carrying amount	ThU.S.$(607)	ThU.S.$(2,850)

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	03-31-2015	12-31-2014
Carrying amount	ThU.S.$22,409	ThU.S.$26,029

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	03-31-2015	12-31-2014
Carrying amount	ThU.S.$35	ThU.S.$48

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	03-31-2015	12-31-2014
Carrying amount	ThU.S.$181	ThU.S.$214

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Name	Novo Oeste Gestao de Ativos Florestais S.A.
Country	Brazil
Functional Currency	Real
Corporate purpose	Management of forestry activities and commercialization of wood and other products.
Ownership interest (%)	48.9912%
	03-31-2015	12-31-2014
Carrying amount	ThU.S.$(23,428)	ThU.S.$(25,290)

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	03-31-2015	12-31-2014
Carrying amount	ThU.S.$146,975	ThU.S.$174,782

Summarized Financial Information of Associates

03-31-2015	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	72,985	29	3,062	46,454	4,764	26,700	1,110	153	155,257
Non-current	407,599	83,388	627	90,810	99,005	384,281	1,954	214	1,067,878
Total	480,584	83,417	3,689	137,264	103,769	410,981	3,064	367	1,223,135

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	50,888	83	6,256	13,752	151,581	20,953	1,562	13	245,088
Non-current	135,256	0	466	6,192	0	90,079	596	212	232,801
Equity	294,440	83,334	(3,033)	117,320	(47,812)	299,949	907	142	745,247
Total	480,584	83,417	3,689	137,264	103,769	410,981	3,064	367	1,223,135
Revenues	18,200	1,563	947	14,708	16	32,363	63	29	67,889
Expenses	(17,161)	0	(1,099)	(9,486)	(5,711)	(17,588)	(103)	(73)	(51,221)
Profit or loss	1,039	1,563	(152)	5,222	(5,695)	14,775	(40)	(44)	16,668

12-31-2014	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Assets Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	70,923	17	6,582	46,579	6,356	24,067	1,533	193	156,250
Non-current	363,444	80,243	272	84,451	119,137	460,554	2,097	253	1,110,451
Total	434,367	80,260	6,854	131,030	125,493	484,621	3,630	446	1,266,701

	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Liabilities Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	19,447	83	20,355	16,791	177,106	17,773	1,937	13	253,505
Non-current	118,616	0	751	5,923	0	108,206	621	243	234,360
Equity	296,304	82,177	-14,252	108,316	(51,613)	358,642	1,072	190	780,836
Total	434,367	82,260	6,854	131,030	125,493	484,621	3,630	446	1,268,701

03-31-2014
Revenues	18,231	—	1,057	43,652	70	12,387	2	0	75,399
Expenses	(20,102)	(2,373)	(946)	(41,614)	(5,118)	(7,792)	(238)	0	(78,183)
Profit or loss	(1,871)	(2,373)	111	2,038	(5,048)	4,595	(236)	0	(2,784)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Movement in Investment in Associates and Joint Ventures

	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Opening balance as of January 1	326,045	349,412
Changes
Investments in associates, Additions	—	0
Share of profit (loss) in investment in associates	301	6,958
Share of profit (loss) in investment in joint ventures	314	523
Dividends Received, Investments in Associates	—	(11,696)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	(31,389)	(27,717)
Other increase (decrease) in investment and associates and joint ventures	(1,714)	11,965
Total changes	(32,488)	(23,367)
Ending balance	293,557	326,045

	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Carrying amount of associates accounted for using equity method	269,407	301,242
Carrying amount of joint ventures accounted for using equity method	24,150	24,803
Total investment accounted for using equity method	293,557	326,045

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of December 31, 2014, Arauco, through its subsidiary Arauco Holanda Cooperatief U.A, made capital contributions for a total of ThU.S.$29,000 (ThU.S.$398,545 as of December 31, 2014) to two Uruguayan joint arrangements in order to maintain its 50% of ownership in Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. This transaction had no effect on the consolidated statement of income.

Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. are both involved in the project known as “Montes del Plata”, the purpose of which was to build a cutting edge cellulose production plant, with a capacity of 1.3 million tons per year, a port and an energy generation unit utilizing renewable resources, which is located at the town of Punta Pereira, Province of Colonia, Uruguay.

Our investments in Uruguay qualify as a joint operation. Among Arauco’s other rights and contractual conditions Arauco has agreed, together with Stora Enso, in the “Wood Supply Agreement”, to purchase 100% of the total annual pulp production of the joint operation. Arauco has recognized assets, liabilities, income and expenses relating to their participation, effective January 1, 2012, in accordance with IFRS11.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, Arauco holds a 50% in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement in effect between Arauco and Eka has permitted Arauco and Eka to initiate certain joint venture activities.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

Celulosa y Energía Punta Pereira S.A. (Uruguay)	03-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	112,602	260,043	82,708	248,825
Non-current	2,200,549	956,174	2,219,108	1,008,556
Equity		1,096,934		1,044,435
Total Joint Arrangement	2,313,151	2,313,151	2,301,816	2,301,816

Investment	548,467		522,218

	03-31-2015	03-31-2014
	ThU.S.$	ThU.S.$
Income	138,702	2,018
Expenses	(141,033)	(11,102)
Joint Arrangement Net Income (Loss)	(2,331)	(9,084)

Forestal Cono Sur S.A.(consolidated)	03-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	20,806	21,755	26,034	21,790
Non-current	176,329	1,921	171,630	700
Equity		173,459		175,174
Total Joint Arrangement	197,135	197,135	197,664	197,664

Investment	86,730		87,587

	03-31-2015	03-31-2014
	ThU.S.$	ThU.S.$
Income	574	580
Expenses	(2,288)	(1,164)
Joint Arrangement Net Income (Loss)	(1,714)	(584)

Eufores S.A.(consolidated)	03-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	153,934	207,492	132,001	193,615
Non-current	649,642	42,809	641,668	32,368
Equity		553,275		547,686
Total Joint Arrangement	803,576	803,576	773,669	773,669

Investment	276,638		273,843

	03-31-2015	03-31-2014
	ThU.S.$	ThU.S.$
Income	80,820	16,685
Expenses	(75,232)	(32,021)
Joint Arrangement Net Income (Loss)	5,588	(15,336)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Zona Franca Punta Pereira S.A. (Uruguay)	03-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,700	36,621	4,971	28,093
Non-current	477,685	86,921	474,871	85,057
Equity		361,843		366,692
Total Joint Arrangement	485,385	485,385	479,842	479,842

Investment	180,922		183,346

	03-31-2015	03-31-2014
	ThU.S.$	ThU.S.$
Income	4,959	5,163
Expenses	(12,808)	(2,488)
Joint Arrangement Net Income (Loss)	(7,849)	2,675

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint ventures:

Unilin Arauco Pisos Ltda.	03-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	8,314	3,074	9,933	6,917
Non-current	4,109	56	4,942	63
Equity		9,293		7,894
Total Joint Arrangement	12,423	12,423	14,875	14,875

Investment	4,647		3,947

	03-31-2015	03-31-2014
	ThU.S.$	ThU.S.$
Income	2,409	2,874
Expenses	(1,975)	(2,471)
Joint Arrangement Net Income (Loss)	434	403

Eka Chile S.A.	03-31-2015		12-31-2014
	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	18,551	3,503	18,378	3,951
Non-current	28,941	4,982	28,792	5,272
Equity		39,007		37,947
Total Joint Arrangement	47,492	47,492	47,170	47,170

Investment	19,504		18,974

	03-31-2015	03-31-2014
	ThU.S.$	ThU.S.$
Income	12,184	10,795
Expenses	(11,124)	(10,147)
Joint Arrangement Net Income (Loss)	1,060	648

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2014, there were no provisions for impairment associated cash generating units to inform.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of March 31, 2015 and December 31, 2014 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim
	03-31-2015	12-31-2014
Information relevant to the sum of all impairment	ThU.S.$4,938	ThU.S.$4,938

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these financial statements, the balance of Goodwill is ThU.S.$75,534 (ThU.S.$82,573, at December 31, 2014), of which ThU.S.$39,819 (ThU.S.$40,023 at December 31, 2014) was mainly generated by the acquisition of “Flakeboard” (See Note 14) and ThU.S.$32,901 (ThU.S.$39,735 at December 31, 2014) by the investment in Arauco do Brasil S.A. Both values were assigned to the panel segment.

The goodwill generated by the investment in Arauco do Brasil S.A. was allocated to the panel segment plant. The recoverable amount of the cash-generating unit was determined based on calculations of its value in use. For this calculation we used the expected future cash flows based on the operational plan approved by the management for 10-year period, applying a discount rate of 10%, which does not exceed the long-term average growth rate for the panel segment in Brazil.

The change in the balance of goodwill is due solely to the exchange difference on foreign currency translation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax calculations No. 184 and No. 185 of 2005, objecting to certain capital reduction transactions effected by Arauco on April 16, 2011 and October 31, 2001, and furthermore, requested reimbursement from the Company for amounts returned to it in respect of certain claimed tax losses. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax calculations No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution, however, only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3, with the IRS having the obligation to respond to Arauco’s duly instituted complaint.

2. On June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they have suffered from the aforementioned event, including lost profits, pain and suffering and an alleged contractual liability. The probationary period was finished, and only letters addressed to several authorities need to be answered. Both parties have requested in different opportunities the issuing of the judgment, but the Court has not decided thereupon.

3. On December 20, 2012, the Company was notified of a civil damages claim in summary proceedings, lodged by a group of settlers in the La Concepción sector, near to the Nueva Aldea Plant. The settlers are claiming compensation for alleged environmental damages that affected their quality of life. The claim demands monetary and non-monetary damages. The purported damages refer to atmospheric emissions, pollution in river streams, risks related with truck transit and forest fire risks.

Currently the case is in the preliminary stage of evidence gathering, having already exhausted the discussion period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A. (Ex -Alto Paraná S.A.)

1. (i) On October 8, 2007, the Federal Administration of Public Income (Administración Federal de Ingresos Públicos) (AFIP) initiated an ex oficio proceeding against the Company’s Argentine affiliate Alto Paraná S.A. (hereafter “APSA”) questioning whether APSA erred in deducting from its income tax liability certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by APSA in 2001 and paid in 2007.

On November 20, 2007, APSA submitted a counterclaim to the claims presented by AFIP, completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its tax burden.

On December 14, 2007, AFIP notified APSA that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of $417,908,207 Argentine Pesos including capital (ThU.S.$47,381 at March 31, 2015), compensatory interest, and fines for omission. On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court (“Tribunal Fiscal de la Nación”) (TFN).

On February 8, 2010, APSA was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the Company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (“Cámara de Apelaciones en lo Contencioso Administrativo Federal”) (CACAF) and, subsequently, the National Supreme Court of Justice (“Corte Suprema de Justicia de la Nación”).

On February 15, 2010, APSA appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. APSA paid litigation fees (tasa de justicia) in the amount of $5,886,053 Argentine Pesos (ThU.S.$667 at March 31, 2015).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against APSA until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010, the CACAF decided to grant the injunction requested by APSA, ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, APSA filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked APSA to specify the areas covered by the surety insurance. On May 28, 2010 APSA complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of $ 633,616,741 Argentine Pesos (equivalent to ThU.S.$71,838 as of March 31, 2015), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by APSA and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

On February 1, 2013, APSA received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the Company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The Company appealed this decision before the Supreme Court of the Nation via the various legal procedural remedies available. On February 4, 2013, the Company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the Supreme Court of the Nation. On May 6, 2013, APSA was notified of the decision of the Court of Appeals that, as of April 23, 2013 granted the ordinary appeal to the Supreme Court of Justice of the Nation and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, APSA was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, APSA submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the Company was notified on June 28, 2013.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the Company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

(ii)Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered APSA to pay $10,447,705 Argentine Pesos (ThU.S.$1,184 at March 31, 2015) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, APSA filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected it on the grounds that the requested amount was unreasonable. APSA provided evidence that it had paid $1,634,914 Argentine Pesos (ThU.S.$185 at March 31, 2015), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied APSA’s appeal. On April 26, 2010 APSA filed an ordinary appeal against the latter decree before the Supreme Court of the Justice, which was granted on February, 3, 2011. On June 23, 2011 the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011 the AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, APSA requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, APSA filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, APSA filed a presentation which expressed its interest to maintain the extraordinary appeal. On February 19, 2013, Alto Parana requested the Extraordinary Remedy to be dealt with, and that copy of the judgment passed in the main suit be attached thereto. On the same date APSA lodged a Federal Extraordinary remedy on grounds that the judgment relating to the procedural tax discussed in this ancillary suit ought to be analyzed in consistency with that of the main suit. On April 8, 2013, the Chamber conferred upon AFIP a period to respond to APSA’s Extraordinary Remedy. On November 26, 2013, APSA was served with a ruling dated October 8, 2013 whereby the 1st

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Chamber of the Appeals Department decided to deny APSA’s May 6, 2010 Extraordinary Remedy, imposing upon APSA the obligation to bear the court costs and fees. On November 18, 2014 the 1st Chamber of the Appeals Department decided to dismiss APSA’s second extraordinary remedy.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Alto Paraná S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Alto Paraná S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the Company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Alto Paraná S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The Company maintains an assignment of funds equivalent to ThU.S.$20,762 in connection to the aforementioned export duties, which is shown under not current provisions.

The export duties paid by the Company while the benefit was suspended were allocated to the results of each financial year. As of this date, the Company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. APSA then proceeded to establish the required guarantees, which—as of the date of these financial statements—amount to $136,406,620 (equivalent to ThU.S.$15,465 at March 31, 2015).

APSA believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On December 6, 2013, Alto Paraná S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

On March 6, 2014, the BCRA notified APSA that it had received the APSA’s response and was opening the case for the presentation of evidence. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the Company received the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under Case File No. 1330/2014.

As of the date of issuance of these financial statements, in the opinion of the Company´s legal advisors, the likelihood in obtaining a favorable outcome (that is to say, no fines imposed) is high, given the solid defense arguments raised by APSA and the judicial background related to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, Brazilian Tax Authorities issued an Infraction Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for alleged unpaid taxes purportedly due by such company for the years 2006 to 2010. In particular, the Tax Authorities (i) objected to the deductibility of certain payments made and expenses incurred (including premium amortization, interest and legal expenses) by Arauco do Brasil between 2005 and 2010 and (ii) alleged that Arauco do Brasil made certain underpayments in respect of the Brazilian Corporate Income Tax (IRPJ) and the Brazilian Social Contribution on Net Profits (CSL) during 2010.

On December 11, 2012, Arauco do Brasil filed an objection to cancel the Infraction Notice before the Judgment Office of the Brazilian Revenue Service, first administrative level. As of the date of this annual report, judgment in respect of this objection remains pending. The Company believes that its objection to the Infraction Notice is supported by solid legal arguments and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company. However, if this result does not occur, it is possible that an obligation will arise for the amount specified, plus any accrued interest and penalties as of the payment date.

Forestal Arauco S.A. (ex Forestal Celco S.A.)

1. On September 26, 2005, in proceedings numbered 48,679-2006 of the Civil Court of Constitución, Forestal Celco S.A., now Forestal Arauco S.A., submitted a claim against Forestal Constitución Ltda. and Ms Vitelia Morán Sepúlveda and other 7 natural persons, with the goal of obtaining a ruling that acknowledges its sole ownership over the Lierecillo estate (1,126 hectares), formed by various property registrations, also seeking that the defendants be sentenced to jointly and severally pay $20,000,000 as well as a damage compensation for having harvested a portion of the aforementioned estate. On April 23, 2006, Mr. Adolfo Numi Velasco, acting on behalf of all the aforementioned natural persons, answered the claim requesting its rejection, arguing that his clients are the sole owners of the estate named “Lierencillo” which they call “El Macaco”, also submitting a counterclaim with the purpose of demanding that Forestal Celco S.A. return such estate, of 162.7 hectares, plus a damage compensation for the resulting damages, loss of profit and moral damage. On June 29, 2009, a first instance ruling was issued in favor of Forestal Celco S.A’s claim, only with regards to the declaration of ownership, rejecting all other aspects of that claim as well as the corresponding counterclaim.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

On March 17, 2014, the Court of Appeals of Talca, revoked the first instance sentence upholding the counterclaim for vindication, declaring that the counterclaimants are the sole owners of the Macaco real property, of 61.32 hectares. On April 3, 2014, Forestal Celco S.A. contested the ruling through the submittal of cassation appeals both in consideration to substantial and procedural matters. Currently, the trial is awaiting a decision by the Supreme Court with regards to the admissibility of the submitted appeals. On July 2, 2014, the Supreme Court issued a ruling agreeing to discuss the case in a hearing. Currently under discussion by the Court. (Supreme Court Case File No. 10.840-2014).

2. On September 11, 2012, Forestal Celco S.A., now Forestal Arauco S.A., was served with a voidance claim regarding the partition award and the purchase and sale agreement dated November 28, 1994, regarding the property called “Loma Angosta”, which occupies an area of 281.89 hectares. As part of the claim, Forestal Celco S.A. was also sued for damages. The lawsuit was filed by Mr Julián Eduardo Rivas Alarcón, on behalf of Mrs Nimia del Carmen Álvarez Delgado, against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. The lawsuit was filed before the Civil and Criminal Court of Quirihue, under docket number C-108-2012.

On August 13, 2013, Forestal Celco S.A. answered the claim, requesting that it be rejected. On June 17, 2014, a term to submit the rejoinder was granted.

On July 3, 2014, Forestal Arauco S.A. submitted a new motion to declare the abandonment of proceedings. The motion is currently pending decision.

3. On January 4, 2013, Forestal Celco S.A. now Forestal Arauco, was served with a civil claim by Sociedad de Transportes Juan y Joel Cea Cares y Compañía Limitada which seeks to terminate the document known as “General Framework Agreement” including damages allegedly brought by Forestal Celco S.A. Period for submision of evidence elapsed. The submission of an expert report requested by the plaintiff is pending. Forestal Arauco requested that the parties be summoned to hear the Court’s ruling, which was denied by the latter due to the fact that the term for the expert to issue its report is still pending. The case was filed as Case N°180-2012 in the Civil Court of Constitución.

On February 11, 2015, the Court issued a ruling summoning the parties to hear judgment before the Court. This ruling is in effect as of this date. First instance judgment pending.

4. On December 21, 2013, Forestal Celco S.A., now Forestal Arauco, was served upon an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Domínguez, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo and Brian Esteban Machuca Gajardo, in Case Docket No. C-7008-2013, before the First Civil Court of Chillán. The plaintiffs demand compensation for the physical and moral damages arising from the fall of a 20 meter tall tree, which allegedly fell on property of the defendant, on their vehicle when they were travelling through Route 160 towards Laraquete in the Eighth Region. This event occurred on January 3, 2010.

On October 30, 2014, a settlement hearing was conducted with no results. Currently the proceedings are in the evidence gathering stage.

5. On September 4, 2013, Forestal Arauco S.A., was notified of a civil damages claim for alleged non-compliance with contractual obligations, filed by Mr. José René Campos Castillo, Ms. Guadalupe del Carmen Gallardo Rivas, Mr. Iván Patricio Campos Gallardo, Ms. Elizabeth del Carmen Campos Gallardo, Mr. Remigio Pedreros Catril, Ms. Rosa Eudolia García Díaz, Mr. Edgardo Remigios Pedreros García, Ms. Marianela Judelina Pedreros García, Mr. Jorge

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Antonio Petit-Laurent Pries, Ms. Ida Haydeé Sáez Arriagada, Mr. Jaime Antonio Petit-Laurent Sáez and Mr. Víctor Mauricio Petit-Lauren Sáez against Empresa de Transportes y Servicios Forestales Trayenko Ltda. and Forestal Arauco S.A. The claim sought for the defendant companies to be held jointly and severally liable or jointly liable in equal proportions, or in the proportion established by the Court, or in lieu thereof, to hold only the latter company liable for the payment of non-monetary damages suffered by the relatives identified in the claim. Based on the claim, a mechanical failure, among other reasons, resulted in the death of Mr. Víctor Campos Gallardo, Mr. Danilo Pedreros García and Mr. Emilio Joaquín Petit-Laurent Sáez (the driver and occupants of a truck that overturned) due to a traffic accident that occurred on September 10, 2009, in the Curaquilla Intersection, borough of Arauco.

The claim was filed before the Civil Court of Arauco (Case File No. C-371-2013). The case has reached the stage for the submission of evidence. Pending.

6. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13, 2014, the Court issued a first instance ruling rejecting the claim. On March 31, 2014 the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects to the Court of Appeals of Temuco. Currently the case is being processed by the Court of Appeals of Temuco, File No. 295-2014, and in May 6, 2014, the Court issued the ruling to prepare the case for the hearing. The case is awaiting hearing and decision.

7. On November 17, 2003, Bosques Arauco S.A., now Forestal Arauco S.A., was notified of a property restitution claim brought by Ms. Celmira Maria Curin Tromo, who requested the restitution of certain real estate property profits and damages in a Special Indigenous Lawsuit, claiming that she is the sole and exclusive owner of the 5.5 hectares of land, which are allegedly occupied by Bosques Arauco S.A. in blatant disregard of her property interest. On June 6, 2008, the first decision was issued, rejecting the claim. The decision was appealed and the Corte de Apelaciones de Temuco (High Court of Appeals of Temuco) overturned the decision on January 6, 2009, ruling in favor of the plaintiff with regard to every portion of the claim and ordering the restitution of the land, along with all profits and damages caused by Bosques Arauco S.A. to the land, the assessment of which was deferred to the ruling’s execution phase.

On October 28, 2009, the plaintiff requested the execution of the ruling with notice to the defendant, in addition to compensation for the alleged moral harm personally experienced by her. After being notified of the request, Bosques Arauco S.A., in turn, requested that this request be nullified on the grounds that the alleged harm and suffering was not part of the judicial proceedings and that therefore was not part of the final judgment. This application has not yet been resolved by the court.

On July 10, 2013 Bosques Arauco S.A. appropriated the amount sued for in property damages and on July 15, 2013, the Court recorded that appropriation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

8. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On November 21, 2013, the claim was answered.

Period for the submittal of evidence expired. An impediment has been claimed regarding the defendant’s witness deposition. The Court upheld the request and granted a special term for such purposes. The defendant’s witness deposition is pending.

The defendant provided all of its testimonial evidence. Simultaneously, the Court of Appeals ordered a hearing for the purposes of appointing experts.

On March 25, 2015, the Court summoned the parties to hear its decision. On April 20, 2015, the plaintiff moved for the court to withdraw its summons to hear its decision. The Court upheld the motion. On April 24, 2015, the defendant filed a reconsideration appeal with a subsidiary, or straightforward appeal challenging the Court’s ruling withdrawing the summons to hear its decision. Pending resolution.

9. On December 21, 2013, Forestal Arauco S.A. was served with an ordinary damages claim based on tort liability, brought by Mr. Eduardo Alberto Contreras Lagos on behalf of Mrs. Olga Albina Gajardo Ortéga, her spouse Mr. Jorge Leonidas Machuca Vilugrón and their sons, Johnatan David Machuca Gajardo, Walter Eduardo Machuca Gajardo, and Brian Esteban Machuca Gajardo, before the First Civil Court of Arauco (Case Docket No. C-500-2013). The plaintiffs demand physical and moral damages arising from the fall of a 20 meter-high tree, which allegedly fell on the defendants’ vehicle when they were travelling through Route 160 towards Larquete in the Eighth Region, which took place on January 3, 2010. Currently the defendant submitted its dilatory defenses, which were upheld, therefore, the plaintiff shall correct the defects present in its claim.

10. On March 25, 2014, Forestal Arauco S.A was notified of a civil claim for compensation of damages in connection to an alleged tort liability, submitted by Mr. Mauricio Chacón Gómez on behalf of Mrs Edita del Carmen Cisterna Fernández, Mr. José Luis Salas Ciestera and Mr. Sergio Hernán Vasquez Muños, in proceedings under File No. C-38-2014 of the Civil Court of Arauco. The plaintiffs request a compensation for the alleged material and moral damages they experienced as a result of the fire that took place on December 21, 2013, in the El Piure, Llico, Rumena and Lavapié sectors of the borough of Arauco, which would have allegedly been originated in the Quinguen estate owned by Forestal Arauco S.A., in the moment in which the company’s staff was performing duties within said estate. On April 14, 2014, the defendant opposed its dilatory defenses. Currently that decisions with regards to the submitted defenses is pending, without the defendant issuing any comments or rebuttal in connection to same, with the expiration of the legal term to do. On June 27, 2014, the Court accepted the opposing dilatory exceptions. The applicant did not challenge the resolution, which should correct the defects in demand.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

No procedures have been performed in these proceedings during the past six months, as such the Court ordered that it be archived.

11. On December 9, 2014, 170 former workers of Transportes San Pablo de Curicó Limitada filed a suit against their employer and secondarily and/or joint and severally against Forestal Arauco S.A., claiming that their dismissal was unjustified, requesting severance payments for years of service, plus the 30% surcharge of article 168 of the Labor Code, and additionally with the compensation that replaces the prior dismissal notice. Finally, they are claiming the payment of 16 labor days, worked during the month of November 2014, and the corresponding proportional holidays allegedly owed by their employer Transportes San Pablo de Curicó Limitada plus adjustments, interests and litigation costs. In summary, they are suing Forestal Arauco S.A. as subsidiary liable party for the same amounts.

The claim was answered by Forestal Arauco on January 12, 2015. The Preliminary Hearing scheduled for January 19, 2015 was not conducted. A new date and time will be scheduled. Case file RIT O-1054-2014 of the Labor Court of Concepción.

The Court scheduled the preparatory hearing for March 3, 2015

On April 2, 2015, the plaintiff and Forestal Arauco reached a full agreement by entering into a settlement which terminated the lawsuit exclusively between them. On the same date the Court approved the settlement insofar as allowed by law. On April 15, 2015, the Court was informed about the payment of the settlement. The lawsuit terminated between the plaintiff and Forestal Arauco S.A.

12. On December 16, 2014, 170 former workers of Transportes San Pablo de Curicó Limitada filed a suit against their employer and secondarily and/or joint and severally against Forestal Arauco S.A., claiming that their dismissal was unjustified, requesting severance payments for years of service, plus the 30% surcharge of Article 168 of the Labor Code, and additionally with the compensation that replaces the prior dismissal notice. Likewise, the plaintiffs are also demanding payment of 16 days of work performed during November of 2014 and the corresponding proportional holidays allegedly owed by their direct employer, Transportes San Pablo de Curicó Limitada. Finally, 4 of the claimants are also requesting compensation for labor protection until six months after the termination of their union posts, plus adjustments, interests and expenses.

The initial claim was answered by Forestal Arauco on January 22, 2015. Preliminary Hearing scheduled for January 29, 2019. Case file RIT O-20-2014 of the Trial Court/Juzgado de Letras of San José de la Mariquina.

The Court scheduled the preparatory hearing for March 13, 2015

On April 15, 2015, the plaintiff and Forestal Arauco reached full agreement by entering into a settlement which terminated the lawsuit exclusively between them. On the same date the Court approved the settlement insofar as allowed by law. On April 15, 2015, the Court was informed about the payment of the settlement. Lawsuit terminated between the plaintiff and Forestal Arauco S.A.

13. On January 14, 2015, the Company was served process of a civil damages claim due to alleged non-contractual liability. The claim was lodged by Mr. Ricardo del Carmen Guzmán Reyes who alleged that the actions of Forestal Celco S.A. prevented the former from exploiting his mining properties, given that he could not access land belonging to Forestal

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco S.A. because it had been planted with forests. The plaintiff seeks direct damages, loss of profits and non-monetary damages. The term for Forestal Arauco S.A. to answer the claim is currently elapsing. The trial is being processed before the Civil Court of Constitución, Case File No. C-892-2014.

On February 3, 2015, Forestal Arauco S.A. (formerly Forestal Celco S.A.) answered the claim. On February 11, 2015, the plaintiff submitted a rejoinder and the defendant answered on February 20. Subsequently, on February 23, 2015, the Court summoned the parties to a conciliation hearing. Pending.

14. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010

On February 6, 2015, the claim was served on Mr. Cristián Durán Silva, on behalf of Forestal Arauco S.A. On February 12, 2015, the Company filed a motion to annul the service of process based on the fact that Mr. Cristián Durán Silva is not the legal representative of Forestal Arauco S.A. and because the requirements of article 44 of the Civil Procedures Code were not met. The Court granted the plaintiff the legal term to submit its arguments in this regard, issuing a resolution dated February 17 of 2015. Moreover, the Company required that proceedings be suspended while this matter was pending decision.

The Court gave the floor to the plaintiff with regard to this request. In view of the foregoing, on February 24, 2015, the Company raised dilatory defenses. On March 10, 2015, the Court dismissed the motion to set aside proceedings. On March 17, 2015, the defendant lodged a reconsideration appeal with subsidiary appeal. On the same date the Court dismissed the reconsideration appeal and declared the subsidiary appeal admissible, the entertaining of which falls upon the Court of Appeals of Concepcion. Thus far the appeal has not been heard. The Court of first instance decided to await for the decision on the appeal in order to address and decide upon the dilatory defenses.

15. On February 24 of 2015, Forestal Arauco S.A. was served with an ordinary civil claim for restitution, within the context of a special indigenous procedure, in connection to a portion of real property, which was submitted by Mr. Ricardo Andrés Durán Mococain on behalf of the Ignacio Huilipan indigenous community. Said claim was submitted before the Civil Court of Cañete, in proceedings under Case File C-21-2015. The claim requests the restitution of approximately 97 hectares of land that is registered in the name of Bosques Arauco S.A. (currently Forestal Arauco S.A.), which according to the plaintiff corresponded to part of an indigenous land and that is being materially occupied by Forestal Arauco S.A. (formerly Forestal Celco S.A.) with no title. It additionally requests that the Company be required to compensate all damages and impairment directly and indirectly experienced in the area regarding which restitution is demanded, reserving the right to discuss the type and amount of the award at the eventual ruling, all of the foregoing plus litigation costs.

On March 9, 2015, the hearing where the claim is answered was held, in which opportunity the defendant raised a plea to object to the jurisdiction of the Court. At that time the Court gave the floor to the plaintiff. On March 10 the plaintiff filed a submission requesting the plea to object the jurisdiction of the court to be ruled out. On April 13, 2015, the Court rejected the motion to amend proceedings based on the lack of competent jurisdiction. On April 17, 2015, the defendant filed a motion to reconsider and, in lieu thereof, an appeal, against the ruling that rejected the previously submitted motion arguing the lack of competent jurisdiction. On April 20, 2015, the Court dismissed the motion to reconsider and relayed the appeal to the Court of Appeals. The appeal’s decision is currently pending before the Court of Appeals.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

16. On May 9, 2014, a group of successors to the Arcos estate—who contend that they are owners of rights in the Quivolgo property—requested that a preliminary injunction be granted, specifically the prohibition to execute acts and agreements over the real property registered on page 623, number 792 of year 2004 and on page 1746, number 2140 of year 2011, both of the Property Registry kept by the Real Estate Registrar of Constitución. Furthermore, the claimants anticipate the lodging of an action for recovery in respect of the entirety of the real property, consisting of a surface area of 5,202 hectares, which property would allegedly be in possession of Forestal Arauco; the latter, according to the plaintiffs, would not be the owner of the same. On November 11, 2014, the Court granted the requested preliminary injunction, granting the plaintiff a 20-day period to make a claim. On December 1, 2014, Forestal Arauco S.A. appeared in the proceedings, acknowledging the decreed injunction and requesting that it be cancelled. On December 12, 2014, the Court ruled to cancel the preliminary injunction. The Plaintiff appealed against such ruling and ordered that the case file be submitted before the Court of Appeals of Talca. Case Pending. In parallel, on April 28, 2015, Forestal Arauco S.A. appeared in the proceedings and acknowledged the claim, simultaneously filing its answer to the claim. The Court acknowledged the answer and granted the claimant a period in which to reply. Case Pending (Case File C-334-2014, of the Civil Court of Constitución).

17. On January 23, 2015, a group of successors to the Arcos estate lodge an action for recovery against Forestal Arauco S.A., on grounds that they would allegedly be the owners of rights in a real property named Quivolgo. The plaintiffs are requesting the integral recovery of the real property, whose surface area amounts to 5,202 hectares and which would be in possession of Forestal Arauco S.A, which—according to the claimants—would not be the rightful owner of the real property; instead, the aforementioned successors would be. The plaintiffs requested a declaration stating that the shares and rights or quotas over the property are of the exclusive ownership of the plaintiffs and that, therefore, the defendant has no right over the property, thus requiring the cancellation of the registration evidenced on page 310 number 540 of the Real Estate Registrar of Constitución, requiring the defendant to return the property along with the natural and civil products it produces, alleging that the defendant acted as a possessor in bad faith, being bound to also pay a compensation for the damages experienced by the real property, reserving the discussion of the nature and appraisal of such damages for the stage of compliance of the ruling, all of the foregoing with court costs. On April 6, 2015, Forestal Arauco S.A. was served with this claim, via rogatory letter, in its offices located in Chillán. Last April 28, Forestal Arauco S.A. answered the claim. On April 29 the Court resolved that it would wait for the return of the rogatory letter to order the answering of the claim. Pending (Case File C-54-2015 of the Civil Court of Constitución).

Aserraderos Arauco S.A.

On January 30, 2014, Aserraderos Arauco S.A. was served with a damages claim based on alleged tort liability on grounds of shared or combined negligence, lodged by Messrs. Marilyn Jane Medina Fuentes, Griselott Yazmin Villegas Medina, José Manuel Villegas Medina and Yerman Leandro Villegas Medina, surviving spouse and sons, respectively, of the late subcontracted worker Mr. Roberto Villegas Medina, employe of the subcontractor Company Recursos Humanos Sergall Ltda., who passed away on his way to the hospital of Curanilahue as a consequence of an accident that had occurred at the Station located at the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Horcones complex (borough of Arauco) in the early morning on February 27, 2010, day of the earthquake that struck the central-southern area of Chile. The lawsuit was brought against Productora de Maderas Paranal Ltda. and Aserraderos Arauco S.A., and seeks the compensation of physical or pecuniary damages (loss of profits), as well as of moral (non-punitive) damages. As a result, in the event that the lawsuit is dismissed, the same is brought against the Asociación Chilena de Seguridad (ACHS). (File C-506-2013 of the Civil Court of Arauco). Currently the proceedings are awaiting a decision with regards to the dilatory defenses submitted by Recursos Humanos Segal Ltda. and the decision of a nullity incident submitted by Asociación Chilena de Seguridad, also awaiting the acknowledgement of the submission of the dilatory exceptions submitted by Asseraderos Arauco S.A. The defendant Aserraderos Arauco S.A. submitted its procedural defenses. The Court transmitted the procedural defenses to the plaintiff. The defendant Asociación Chilena de Seguridad submitted a motion to annul based on the failure to properly notify the claim. Proceedings are suspended until a ruling is issued regarding the motion to annul, after which a decision must be issued regarding the procedural defenses. Pending (Case File No. C-506-2013 of the First Instance and Guarantee Court of Arauco).

Inversiones Arauco Internacional Ltda.

1. On May 5, 2011, the Chilean Internal Revenue Service (“Chilean IRS”) issued liquidations N° 7 and 8 to Inversiones Arauco Internacional Ltda., objecting the reasonableness and necessity that a compensation payment made by the Company under the framework of partnership and participation in Forestal Cono Sur S.A. of Uruguay, is regarded as a deductible expense.

On May 4, 2012, the Company presented a claim to the Tax Court against liquidations No. 7 and 8. The Inspector issued a report. The Company submitted observations to the report of the Inspector. On April 30, 2014, an order to produce evidence was reported. On May 7, 2014, the Company filed an administrative appeal against the order to produce evidence. On September 26, 2014, acting under transitory article 2 of Law No. 20,322, the Company submitted the claim to the jurisdiction of the new tax and customs courts. The case file has yet to be sent from the SII to the Tax and Customs Court.

Celulosa y Energía Punta Pereira S.A. (joint arrangement)

In May of 2014, Celulosa y Energía Punta Pereira (CEPP), a company belonging to the Montes del Plata Group – a joint arrangement between Arauco and Stora Enso—was notified of the commencement of a series of arbitral proceedings against it, all lodged before the International Chamber of Commerce (ICC) by Andritz Pulp Technologies Punta Pereira S.A., a subsidiary of Andritz AG.

These arbitration proceedings are related to the contracts for the delivery, construction, installation, commissioning and completion—by Andritz—of the main components of the Project for the Montes del Plata Cellulose Plant, located in Punta Pereira, Uruguay.

CEPP objected to the claim and, on its own behalf, submitted a counterclaim against Andritz based on the latter’s breach of its contractual obligations.

Both parties signed an agreement on April 28, 2015. The agreement established the manner in which the parties’ pending obligations shall be complied with, along with an additional payment to Andritz for an amount of approximately MU.S.$44.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

As a result of the implementation of this agreement, all remaining issues between the parties in connection to the arbitration proceedings were deemed solved, thus bringing the arbitration to an end.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of March 31, 2015 and December 31, 2014 are as follow:

Classes of Provisions	03-31-2015 ThU.S.$	12-31-2014 ThU.S.$
Provisions, Current	2,089	2,535
Provisions for litigations	1,764	1,765
Other provisions	325	770
Provisions, non-Current	60,403	64,529
Provisions for litigations	13,802	14,273
Other provisions	46,601	50,256

Total Provisions	62,492	67,064

	03-31-2015
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	705	3,242	3,947
Used provisions	(40)	(2,689)	(2,729)
Increase (decrease) in foreign currency exchange	(1,357)	(4,653)	(6,010)
Other Increases (Decreases)	220	—	220
Total Changes	(472)	(4,100)	(4,572)
Closing Balance	15,566	46,926	62,492

	12-31-2014
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	18,406	15,457	33,863
Changes in provisions
Increase in existing provisions	9,585	16,782	26,367
Used provisions	(8,951)	—	(8,951)
Increase (decrease) in foreign currency exchange	(818)	(3,324)	(4,142)
Other Increases (Decreases)	(2,184)	22,111	19,927
Total Changes	(2,368)	35,569	33,201
Closing Balance	16,038	51,026	67,064

Provisions for litigations are for labor and tax claims whose payment period is uncertain. Other provisions include the liability recognition for investments with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	03-31-2015	12-31-2014
Classes of Intangible Assets, Net	ThU.S.$	ThU.S.$
Intangible assets, net	89,177	93,258
Computer software	17,315	18,224
Water rights	5,442	5,442
Customer	60,300	63,164
Other identifiable intangible assets	6,120	6,428

Classes of intangible Assets, Gross	135,461	137,041
Computer software	49,686	49,109
Water rights	5,442	5,442
Customer	72,480	74,432
Other identifiable intangible assets	7,853	8,058

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(46,284)	(43,783)
Accumulated amortization and impairment, intangible assets	(46,284)	(43,783)
Computer software	(32,371)	(30,885)
Customer	(12,180)	(11,268)
Other identifiable intangible assets	(1,733)	(1,630)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2015
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	18,224	5,442	63,164	6,428	93,258
Changes
Additions	897	—	—	10	907
Disposals	(73)	—	—	—	(73)
Amortization	(1,519)	—	(1,215)	(174)	(2,908)
Increase (decrease) in foreign currency conversion	(214)	—	(1,649)	(144)	(2,007)
Changes Total	(909)	—	(2,864)	(308)	(4,081)
Closing Balance	17,315	5,442	60,300	6,120	89,177

	12-31-2014
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	17,004	5,422	70,054	7,171	99,651
Changes
Additions	9,956	—	—	145.00	10,101
Amortization	(6,699)	—	(5,040)	(736)	(12,475)
Increase (decrease) in foreign currency conversion	(2,037)	20	(1,850)	(152)	(4,019)
Changes Total	1,220	20	(6,890)	(743)	(6,393)
Closing Balance	18,224	5,442	63,164	6,428	93,258

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

		Minimum life	Maximum life
Computer Software	Years	3	16
Customer	Years	15	15
Trademark	Years	7	7

The amortization of customer base and Others is presented in the Consolidated Statements of Income line item Administrative Expenses.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lower extent of eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 1 million hectares are used for forestry planting, 395 thousand hectares are native forest, 183 thousand hectares are used for other purposes and 53 thousand hectares not yet planted.

As of March 31, 2015, the production volume of logs totaled 4.8 million cubic meters (4.8 million cubic meters as of March 31, 2014).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes own information of Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses the discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net decrease total volume, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and sells. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s owned industrial centers and sales to third parties at market prices. Sales margin is also considered in the valuation of the different products that are harvested in the forest. The changes in the value of the plantations pursuant to the criteria defined above is accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Income Statement under the line for Other income per function, which as of March 31 of 2015 amount to ThU.S.$46,782 (ThU.S.$66,613 as of March 31 of 2014). The appraisal of biological assets results in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented in the sales Costs which as of March 31, 2015 amounted to ThU.S.$42,972 (ThU.S.$48,330 as of March 31 of 2014).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(119,848)
	-0,5	118,237

Margins (%)	10	405,744
	-10	(405,744)

Differences in valuation of biological assets, in the discount rate and in the margins are recognized in the consolidated statement of income under line items “other income” and “other expenses”, as appropriate.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with Company resources and efficient protection measures for these forestry assets allow financial and operational risks to be minimized.

Uruguay

Arauco owns biological assets in Uruguay through a joint operation in association with Stora Enso in accordance with IFRS11, Arauco recognizes the assets, liabilities; income and expenses relating to their ownership percentage (See Note 16).

Detail of Biological Assets Pledged as Security

As of March 31, 2015, there are no forestry plantations pledged as security.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Detail of Biological Assets with Restricted Ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

As of the date of these Financial Statements, the Current and Non-current biological assets are as follows:

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Current	265,011	307,551
Non-current	3,523,382	3,538,802
Total	3,788,393	3,846,353

Reconciliation of carrying amount of biological assets

Movement	03-31-2015 ThU.S.$
Opening Balance	3,846,353
Changes in Biological Assets
Additions	39,407
Decreases due to Harvest	(74,816)
Gain (losses) arising from changes in fair value less costs to sale	46,782
Increases (decreases) in Foreign Currency Translation	(58,024)
Loss of forest due to fires	(11,392)
Other Increases (decreases)	83
Total Changes	(57,960)
Closing Balance	3,788,393

Movement	12-31-2014 ThU.S.$
Opening Balance	3,892,203
Changes in Biological Assets
Additions	132,969
Decreases due to Sales	(39,432)
Decreases due to Harvest	(338,440)
Gain (losses) arising from changes in fair value less costs to sale	284,497
Increases (decreases) in Foreign Currency Translation	(44,020)
Loss of forest due to fires	(31,512)
Other Increases (decreases)	(9,912)
Total Changes	(45,850)
Closing Balance	3,846,353

As of the date of these consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Detail information of disbursements related to the environment

At March 31, 2015 and December 31, 2014, Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

03/31/2015		Disbursements undertaken 2015				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	769	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	0	Expense	Administration expenses	749	2015
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	427	Assets	Property, plant and equipment	20,362	2015
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	3,451	Assets	Property, plant and equipment	11,041	2015
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	289	Assets	Property, plant and equipment	166	2015
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	0	Assets	Property, plant and equipment	119,981	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	7,075	Expense	Operating cost	23,490	2015
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	802	Assets	Property, plant and equipment	2,751	2015
Arauco Argentina S.A	Construction emisario	In process	0	Assets	Property, plant and equipment	705	2015
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	101	Assets	Property, plant and equipment	4,126	2015
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	41	Assets	Property, plant and equipment	6,416	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	366	Expense	Operating cost	1,295	2015
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	74	Expense	Administration expenses	222	2015
Paneles Arauco S.A.	Environmental improvement studies	In process	77	Expense	Administration expenses	116	2015

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Forestal Celco S.A.	Environmental improvement studies	In process	184	Expense	Administration expenses	548	2015
Aserraderos Arauco S.A	Environmental improvement studies	In process	87	Assets	Property, plant and equipment	964	2015
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,337	Assets	Property, plant and equipment	0
Celulosa y energía Punta Pereira S.A.	Environmental improvement studies	Finished	60	Assets	Property, plant and equipment	0
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of gas emissions from industrial process	Finished	48	Assets	Property, plant and equipment	0
Forestal los Lagos S.A	Environmental improvement studies	In process	52	Expense	Operating cost	227	2015

		TOTAL	14,471			193,928

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

12-31-2014		Disbursements undertaken 2014				Committed Disbursements
		State	Amount		State	Amount
Company	Name of project	of project	Company	Name of project	of project	Company	Name of project
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,967	Assets	Property, plant and equipment	3,805	2015
Arauco Do Brasil S.A.	Environmental improvement studies	In process	1,507	Expense	Administration expenses	5,639	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,548	Assets	Property, plant and equipment	233	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	10,520	Assets	Property, plant and equipment	11,805	2015
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	85	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,474	Assets	Property, plant and equipment	3,412	2015
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	266	Assets	Property, plant and equipment	0	—
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	37,540	Expense	Operating cost	0	—
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,551	Assets	Property, plant and equipment	11,712	2015
Alto Paraná S.A.	Construction emisario	In process	13	Assets	Property, plant and equipment	705	2015
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	776	Assets	Property, plant and equipment	4,148	2015
Alto Paraná S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,282	Assets	Property, plant and equipment	6,452	2015
Paneles Arauco S.A.	Environmental improvement studies	In process	624	Assets	Property, plant and equipment	1,882	2015
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,471	Expense	Operating cost	0	—
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	404	Expense	Administration expenses	0	—
Paneles Arauco S.A.	Environmental improvement studies	In process	5,751	Expense	Administration expenses	264	2015
Forestal Arauco S.A.	Environmental improvement studies	In process	817	Expense	Administration expenses	732	2015

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Aserraderos Arauco S.A	Environmental improvement studies	In process	1,416	Assets	Property, plant and equipment	543	2015
Aserraderos Arauco S.A	Environmental improvement studies	Finished	84	Assets	Property, plant and equipment	0	—
Celulosa y Energía Punta Pereira S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	463	Assets	Property, plant and equipment	600	2015
Celulosa y energía Punta Pereira S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	140	2015
Celulosa y energía Punta Pereira S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	0	Assets	Property, plant and equipment	95	2015
Forestal los Lagos S.A	Environmental improvement studies	In process	208	Expense	Operating cost	240	2015

		TOTAL	81,767			52,407

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

At closing, Arauco has entered into sales of units corresponding mainly to sawmills in Chile and it is still committed to its sales plan. The consummation of these sales has been delayed more than expected due to the search for a more efficient operation in the market.

The following table sets forth information on the main types of non-current assets held for sale:

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Land	2,988	2,976
Buildings	3,798	3,798
Property, plant and equipment	1,215	1,214
Total	8,001	7,988

As of March 31, 2015 and 2014 there was no effect on related to the sale of held assets for sale results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

Classification

Arauco’s financial instruments as of March 31, 2015 and December 31, 2014, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their reasonable value is displayed for informational purposes.

Financial Instruments Thousands of dollars	March 2015		December 2014
	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets Current and non Current
Fair value through profit or loss (held for trading)	203,002	203,002	133,393	133,393
Mutual funds (2)	200,441	200,441	128,985	128,985
Hedging Assets	2,561	2,561	4,409	4,409
Swap foreign exchange	2,561	2,561	4,409	4,409
Loans and Accounts Receivables	1,725,339	1,725,339	1,761,300	1,761,300
Cash and cash equivalents	840,417	840,417	842,167	842,167
Cash	178,304	178,304	158,002	158,002
Time deposits	662,113	662,113	669,545	669,545
Agreements	—	—	14,620	14,620
Accounts Receivables (net)	748,362	748,362	762,909	762,909
Trades and other receivables	631,101	631,101	649,924	649,924
Lease receivable	125	125	153	153
Other receivables	117,136	117,136	112,832	112,832
Accounts receivable from related parties	136,560	136,560	156,224	156,224
Other Financial Assets	10,666	10,666	8,248	8,248

Financial Liabilities, Total	5,767,699	6,206,024	5,832,604	6,206,680
Financial Liabilities at amortized cost (3)	5,621,856	6,060,181	5,714,872	6,088,948
Bonds issued denominated in U.S. dollars	2,669,250	2,861,846	2,686,994	2,834,364
Bonds issued denominated in U.F. (4)	945,842	1,034,347	971,333	1,038,908
Banck Loans in Dollars	1,177,571	1,326,215	1,220,359	1,373,857
Bank borrowing denominated in U.S. dollars	81,849	90,429	98,856	104,489
Financial Leasing	100,052	100,052	96,995	96,995
Government Loans	3,542	3,542	3,893	3,893
Trades and other Payables	638,002	638,002	630,406	630,406
Accounts payable to related parties	5,748	5,748	6,036	6,036
Financial liabilities at fair value through profit or loss	145,843	145,843	117,732	117,732
Interest Rate Swaps	2,909	2,909	2,677	2,677
Hedging Liabilities	142,934	142,934	115,055	115,055
Swap	142,054	142,054	113,956	113,956
Forward	153	153	151	151
Options	727	727	948	948

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Valuation techniques and assumptions applied for the purpose of measuring fair value

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents, and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for impairment losses.

The fair value of non-derivative financial assets and financial liabilities that are not traded in active markets is estimated through the use of discounted cash flows that are calculated using market variables that are observable at the date of the financial statements.

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2015, and December 31, 2014.

	March 2015 ThU.S.$	December 2014 ThU.S.$
Bank borrowings - current portion	191,812	53,284
Bonds issued - current portion	416,921	430,446
Total	608,733	483,730

The following table shows the compliance with financial covenants (debt to equity ratio) required by domestic bond indentures:

	March 2015 ThU.S.$	December 2014 ThU.S.$
Financial debt, current	752,195	739,515
Financial debt, non-current	4,225,911	4,338,915
Total	4,978,106	5,078,430
Cash and cash equivalent	(1,040,858)	(971,152)
Net financial debt	3,937,248	4,107,278
Non-controlling interests	42,002	47,606
Equity attributable to owners of parent	6,627,860	6,767,130
Total equity	6,669,862	6,814,736
Debt to equity ratio	0.59	0.60

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of March 31, 2015 and December 31 2014:

Thousands of dollars	March 2015
	Current	Non Current	Total
Bonds obligations	416,920	3,198,171	3,615,091
Bank borrowings	299,304	960,116	1,259,420
Financial Leasing	32,428	67,624	100,052
Government Loans	3,542	0	3,542
Swap and Forward	153	142,781	142,934

Other Financial Liabilities	752,347	4,368,692	5,121,039

Trades and Other Payables	638,002	—	638,002
Related party payables	5,748	—	5,748

Accounts Payable, Total	643,750	—	643,750

Financial Liabilities, Total	1,396,097	4,368,692	5,764,789

Thousands of dollars	December 2014
	Current	Non Current	Total
Bonds obligations	430,446	3,227,881	3,658,327
Bank borrowings	273,470	1,045,745	1,319,215
Financial Leasing	31,706	65,289	96,995
Government Loans	3,893	0	3,893
Swap and Forward	2,828	114,904	117,732

Other Financial Liabilities	742,343	4,453,819	5,196,162

Trades and Other Payables	630,406	—	630,406
Related party payables	6,036	—	6,036

Accounts Payable, Total	636,442	—	636,442

Financial Liabilities, Total	1,378,785	4,453,819	5,832,604

Financial Assets Measured at Fair Value through Profit or Loss (Held for Trading)

Financial assets measured at fair value through profit or loss are financial assets held for trading. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as trading unless they are designated and effective as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value with changes in value recognized in profit or loss. These financial assets are held with the objective of maintaining adequate liquidity levels to meet Arauco’s obligations.

The following table details Arauco’s financial assets measured at fair value through profit or loss:

	March 2015 ThU.S.$	December 2014 ThU.S.$	Period Variation
Fair value through profit or loss (held for trading)	200,441	128,985	55%
Forward	—	—	—
Mutual Funds	200,441	128,985	55%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Mutual Funds

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in local currency or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted by Arauco’s Investment Policy. At the date of these financial statements the Company has increased its position in these instruments compared to December 2014 by 55%.

The following table sets forth the risk classification of mutual funds as of March 31, 2015 and December 31, 2014:

	March 2015	December 2014
	Th.U.S.$	Th.U.S.$
AAAfm	200,385	128,833
AAfm	56	152
Total Mutual Funds	200,441	128,985

Hedging Instruments

As of March 31, 2015, Arauco held certain derivatives designated as hedging instruments for cash flow hedge purposes. Specifically, Arauco has designated cross currency swaps as hedging instruments whose fair value was ThU.S.$2,561 for those in an asset position and ThU.S.$142,054 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other non-current financial assets” and “other non-current financial liabilities”, respectively. In addition, Arauco holds foreign currency forwards whose fair value was ThU.S.$582 for those in an asset position and ThU.S.$153 for those in a liability position, which are presented in the consolidated statements of financial position in the line items “other current financial assets” and “other non-current financial liabilities,” respectively. Lastly, Arauco recorded zero cost a collar option for fuel prices with a total fair value of ThU.S.$727 which is currently in a liability position recorded in the consolidated statement of financial position in the line item “other non-current financial liabilities.” The effects of the changes in the fair value of the aforementioned derivatives are presented within equity as other comprehensive income, net of the effects of exchange rate differences and income taxes.

Nature of Risk

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and liabilities denominated in UF (obligations to the public), which causes mismatches that could affect operating results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Cross currency swap contracts that Arauco owns at March 31, 2015 are detailed in the following table:

Bond	Institution	Amount U.S.$	Amount UF	Rate U.S.$	Rate UF	Starting date	Ending date	Market Value-U.S.$
F	Deutsche	43,618,307	1,000,000	5.29%	4.25%	10/30/2011	10/30/2021	(7,285,286.48)
F	JP Morgan	43,618,307	1,000,000	5.23%	4.25%	10/30/2011	10/30/2021	(7,116,123.85)
J	Corpbanca	42,864,859	1,000,000	5.20%	3.25%	9/1/2010	9/1/2020	(7,890,092.74)
J	BBVA	42,864,859	1,000,000	5.20%	3.25%	9/1/2010	9/1/2020	(7,890,092.74)
J	Deutsche	42,864,859	1,000,000	5.25%	3.25%	9/1/2010	9/1/2020	(7,999,648.58)
J	Santander	42,873,112	1,000,000	5.17%	3.25%	9/1/2010	9/1/2020	(7,830,839.28)
J	BBVA	42,864,257	1,000,000	5.09%	3.25%	9/1/2010	9/1/2020	(7,635,732.76)
P	Corpbanca	46,474,122	1,000,000	4.39%	3.96%	5/15/2012	11/15/2021	(8,894,769.62)
P	JP Morgan	47,163,640	1,000,000	3.97%	3.96%	11/15/2012	11/15/2021	(8,368,199.38)
F	Deutsche	37,977,065	1,000,000	4.69%	4.25%	4/30/2014	4/30/2019	2,530,402.97
F	BBVA	38,426,435	1,000,000	5.75%	4.25%	10/30/2014	4/30/2023	(2,252,486.93)
F	BBVA	38,378,440	1,000,000	5.61%	4.25%	10/30/2014	4/30/2023	(1,794,245.21)
F	Santander	37,977,065	1,000,000	5.59%	4.25%	10/30/2014	4/30/2023	(1,220,263.29)
F	BCI	37,621,562	1,000,000	5.54%	4.25%	10/30/2014	4/30/2023	(623,390.48)
P	BBVA	42,412,852	1,000,000	5.00%	3.96%	11/15/2013	11/15/2023	(5,873,770.37)
P	Santander	41,752,718	1,000,000	4.93%	3.96%	11/15/2013	11/15/2023	(4,796,079.15)
P	Deutsche	41,752,718	1,000,000	4.92%	3.96%	11/15/2013	11/15/2023	(4,761,458.54)
R	Santander	128,611,183	1,000,000	5.15%	3.60%	10/1/2014	4/1/2024	(25,598,062.09)
R	JP Morgan	43,185,224	1,000,000	4.84%	3.60%	10/1/2014	4/1/2024	(7,744,020.35)
R	Corpbanca	43,277,070	1,000,000	4.80%	3.60%	10/1/2014	4/1/2024	(7,707,150.89)
Q	BCI	43,185,224	1,000,000	3.48%	3.00%	10/1/2014	4/1/2021	(4,263,437.37)
Q	BCI	43,196,695	1,000,000	3.40%	3.00%	10/1/2014	4/1/2021	(4,116,187.63)

Based on its test of effectiveness, Arauco determined that the hedging instrument is highly effective to offset the variability in cash flows of the hedged item from changes in the exchange rate.

Moreover, our results are exposed to changes the price of certain fuels. To minimize the risk we limited the volatility of future cash flows associated with the purchase of oil No. 6 for year 2015 taking a derivative of approximately 674,000 barrels ensures a bounded range of the purchase price.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Hedging Strategy

Considering that Arauco has a high percentage of assets denominated in U.S. Dollars (its functional currency), it is exposed to the risk of exchange rate and inflation as it has bonds issued denominated in U.F. (Chilean inflation-indexed, peso-denominated monetary unit). The objective of entering into cross currency swaps is to hedge the variability in cash flows for the U.F. exchange rate, exchanging the cash flows from the bonds issued denominated in U.F., with cash flows in U.S. Dollar at a fixed exchange rate determined at inception of the cross currency swaps.

Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	March 2015 ThU.S.$	December 2014 ThU.S.$
Loans and Receivables	1,725,339	1,761,300
Cash and cash equivalents	840,417	842,167
Cash	178,304	158,002
Time Deposits	662,113	669,545
Agreements	0	14,620
Trade and other receivables	884,922	919,133
Trades and Other receivables	631,226	650,077
Other receivables	117,136	112,832
Accounts receivable from related parties	136,560	156,224

Cash and Cash Equivalents: Includes cash on hand, bank checking accounts balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at March 31, 2015 and December 31, 2014, classified by origin coins is as follow:

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Cash and Cash Equivalents	1,040,858	971,152
U.S. Dollar	899,768	877,418
Euro	20,445	8,114
Other currencies	62,756	62,381
Chilean Pesos	57,889	23,239

Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

Accounts receivable from related parties: Represent accounts receivable from entities with which Arauco has a relationship, as defined by IAS 24 and are generated in the normal course of business, operating and financing activities.

Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of explotation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2015 and December 31, 2014:

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Trades and other current receivables	720,353	731,908
U.S. Dollar	434,495	464,219
Euros	72,700	72,353
Other currencies	107,686	98,130
Chilean Pesos	104,294	96,241
U.F.	1,178	965
Accounts receivable from related parties, current	4,729	4,705
U.S. Dollar	0	0
Other currencies	1,419	1,998
Chilean Pesos	3,310	2,707
Trade and other non-current receivables	28,009	31,001
U.S. Dollar	23,328	26,773
Chilean Pesos	3,539	3,591
U.F.	1,142	637
Accounts receivable from related parties, non current	131,831	151,519
Others Currencies	131,831	151,519

The following table summarizes Arauco’s categories of financial assets at the end of each reporting period:

	March 2015 ThU.S.$	December 2014 ThU.S.$
Financial Assets	1,928,341	1,894,694
Fair value through profit or loss	200,441	128,985
Mutual Funds	200,441	128,985
Hedging Assets	2,561	4,409
Loans and receivables	1,725,339	1,761,300

Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

		March		March
		2015	2014	2015	2014
	Currency	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		5,621,856	5,714,872	6,060,181	6,088,948
Bonds Issued	U.S. Dollar	2,669,250	2,686,994	2,861,846	2,834,364
Bonds Issued	U.F.	945,842	971,333	1,034,347	1,038,908
Bank borrowings	U.S. Dollar	1,177,571	1,220,359	1,326,215	1,373,857
Bank borrowings	Other currencies	81,849	98,856	90,429	104,489
Government Loans	U.S. Dollar	3,542	3,893	3,542	3,893
Financial Leasing	Other currencies	96,814	93,540	96,814	93,540
Financial Leasing	Chilean Pesos	3,236	3,449	3,236	3,449
Financial Leasing	U.S. Dollar	2	6	2	6
Trades and Other Payables	U.S. Dollar	187,710	180,164	187,710	180,164
Trades and Other Payables	Euro	61,499	44,887	61,499	44,887
Trades and Other Payables	Other currencies	61,750	62,162	61,750	62,162
Trades and Other Payables	Chilean Pesos	324,739	340,858	324,739	340,858
Trades and Other Payables	U.F.	2,304	2,335	2,304	2,335
Related party payables	U.S. Dollar	2,200	1,612	2,200	1,612
Related party payables	Chilean Pesos	3,548	4,424	3,548	4,424

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of March 31, 2015 and December 31, 2014 are as follows:

	March 2015
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	752,195	4,225,911	4,978,106
Trade and other payables	638,002	—	638,002
Related Party Payables	5,748	—	5,748
Total Financial Liabilities Measured at Amortized Cost	1,395,945	4,225,911	5,621,856

	December 2014
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	739,515	4,338,915	5,078,430
Trade and other payables	630,406	—	630,406
Related Party Payables	6,036	—	6,036
Total Financial Liabilities Measured at Amortized Cost	1,375,957	4,338,915	5,714,872

Financial Liabilities Measured at Fair Value

At the closing date, Arauco held interest rate swaps as financial liabilities at fair value through profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth Arauco’s categories of financial liabilities at the end of each reporting period:

Financial Liabilities	March 2015 ThU.S.$	December 2014 ThU.S.$
Total Financial Liabilities	5,767,699	5,832,604
Financial liabilities at fair value trhough profit or loss (held for trading)	2,909	2,677
Hedging Liabilities	142,934	115,055
Financial Liabilities Measured at Amortized Cost	5,621,856	5,714,872

Cash Flow Hedges Amounts Recognized in Other Comprehensive Income

The following table sets forth the reconciliation of cash flow hedges presented in Other Comprehensive Income:

	03-31-2015	03-31-2014
	ThU.S.$	ThU.S.$
Opening balance	(53,022)	(21,507)
Fair value gains (losses) arising during the year	(28,972)	(15,577)
Exchange differences of bonds hedged	30,995	25,533
Finance costs	3,783	2,898
Settlements during the period	(2,384)	9,743
Deferred taxes	(773)	(4,616)
Closing balance	(50,373)	(3,526)

Effect in Profit or Loss

The following table sets forth the net gains/losses and impairment losses recognized in the statement of income on financial instruments:

		Net Gain (loss)		Impairment
Assets	Financial Instrument	03-31-2015 ThU.S.$	03-31-2014 ThU.S.$	03-31-2015 ThU.S.$	03-31-2014 ThU.S.$
Financial assets measure at fair value througth profit or loss	Swap	—	(684)
	Forward	1,205	189
	Mutual Funds	2,517	41
	Total	3,722	(454)	—	—

Loans and Receivables	Fix terms deposits	2,092	2,214
	Resale agreements	301	409
	Trades and Other receivables	—	—	(1,610)	392
	Total	2,393	2,623	(1,610)	392

Hedges Instruments	Cash flow swap	(3,783)	(2,898)
	Total	(3,783)	(2,898)

Liabilities
At amortized cost	Bank loans	(9,030)	(6,536)
	Bond issued obligations	(50,549)	(39,683)
	Total	(59,580)	(46,219)	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of March 31, 2015, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

-	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Thousands of dollars	Fair Value March 2015	Fair value hierarchy levels
		Level 1	Level 2	Level 3
Financial assets measured at fair value
Swap (Assets)	2,561	—	2,561	—
Forward	—	—	0	—
Mutual Funds	200,441	200,441	0	—
Financial liabilities measured at fair value
Swap (Liabilities)	144,963	—	144,963	—
Forward (Liabilities)	153	—	153	—
Options (Liabilities)	727	—	727	—

To value Level 2 instruments, primarily related to foreign currency swaps, the present value of the future cash flows calculated, in this case being the future cash of UF and U.S. Dollars. To discount the future cash flows, the zero coupon discount rate for UF and U.S. is utilized. In each case, price quotes from Bloomberg are used.

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	03-31-2015 Th.U.S.$	12-31-2014 Th.U.S.$	Coverage Ratio equal to or greater than 2.0	Debt to equity ratio(1) less than or equal to 1.2
Domestic bonds	945,842	971,333	N/ A	Ö
Bilateral BBVA Bank Loan	30,004	45,105	Ö	Ö
Other Credits	783,092	830,197	No reservations are required
Foreign bonds	2,669,250	2,686,994	No reservations are required
Flakeboard credit with Arauco warranty	150,332	149,613	Ö	Ö
Syndicate Loan	299,534	298,193	Ö	Ö

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of March 31, 2015 and December 31, 2014, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of March 31, 2015, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2015 and December 31, 2014 is as follows:

Thousands of dollars	03-31-2015	12-31-2014
Equity	6,669,862	6,814,736
Bank borrowings	1,262,962	1,323,108
Financial leasing	100,052	96,995
Bonds issued	3,615,091	3,658,327

Capital	11,647,967	11,893,166

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure payment compliance with bank borrowings or bonds issued, which provide guidelines on the capital ranges required for compliance with these requirements. Arauco has fulfilled all its external requirements.

Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Celulosa Arauco y Constitución S.A., Aserraderos Arauco S.A., Paneles Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A. and Arauco do Brasil S.A. as well as domestic sales of Arauco Distribución S.A., Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd., Arauco Argentina S.A. (and subsidiaries), Celulosa Arauco S.A, Aserraderos Arauco S.A, Paneles Arauco S.A and Arauco do Brasil S.A. Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco receives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation.

As of March 31, 2015 the total amount of guarantees given was MU.S.$125.7 which is summarized in the following table. The procedure of guarantees is regulated by the Policies of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

Arauco Group Guarantees
Guarantees Debtors		91,484,168	72.76%
	Certificates of deposit	5,768,725	6.31%
	Standby	7,322,000	8.00%
	Promissory notes	55,156,269	60.29%
	Finance	9,879,738	10.80%
	Mortgage	6,391,085	6.99%
	Pledge	1,566,351	1.71%
	Promissory notes	5,400,000	5.90%
Guarantees Creditors		34,256,885	27.24%
	Certificates of deposit	21,662,181	63.23%
	Standby	2,419,007	7.06%
	Promissory notes	3,584,862	10.46%
	Mortgage	3,443,589	10.05%
	Pledge	2,783,380	8.13%
	Term deposit	358,118	1.05%
	Deposit	5,749	0.02%

Total Guarantees		125,741,053	100%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of March 31, 2015, Arauco’s consolidated revenues from sales were ThU.S.$1,273,315 of which 63.96% correspond to credit sales, 27.30% to sales with letters of credit, and 8.74% to other classes of sales.

As of March 31, 2015, of the trade receivables balance of ThU.S.$642,000 that had agreed term of sales, 60.32% corresponded to credit sales, 36.18% to sales with letters of credit and 3.50% to other classes of sales, distributed among 2,127 customers. The customer with the largest open account outstanding did not exceed 1.20% of total.

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The receivables covered by credit insurance and collateral were 99.4%. Therefore, Arauco’s credit risk exposure of its portfolio is 0.6%.

Secured Open Account Receivables
	ThU.S.$	%
Total open account receivables	387,239	100.0
Secured Receivables (*)	384,916	99.4
Unsecured Receivables	2,323	0.6

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

	March 2015 Th.U.S.$	December 2014 Th.U.S.$
Current Receivables
Trades receivables	631,069	649,892
Financial lease receivables	111	136
Other Debtors	89,173	81,880
Net subtotal	720,353	731,908
Trades receivables	642,000	660,352
Financial lease receivables	185	213
Other Debtors	98,298	89,864
Gross subtotal	740,483	750,428
Provision for doubtful trade receivables	10,931	10,460
Provision for doubtful lease receivables	74	77
Provision for doubtful other debtors	9,125	7,984
Subtotal Bad Debt	20,130	18,520
Non Current Receivables
Trades receivables	32	32
Financial lease receivables	14	17
Other Debtors	27,963	30,952
Net Subtotal	28,009	31,001
Trades receivables	32	32
Financial lease receivables	14	17
Other Debtors	27,963	30,952
Gross subtotal	28,009	31,001
Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of March 31, 205 and December 31, 2014:

	03-31-2015	12-31-2014
	ThU.S.$	ThU.S.$
Opening balance	10,460	8,637
Impairment losses recognized on receivables	474	2,081
Reversal of impairment losses	(3)	(259)
Closing balance	10,930	10,460

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Treasury Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For the approval and/or modification of the clients’ credit facilities, a procedure has been put in place, which must be followed by all of the companies of the Arauco group. The requests for credit facilities are entered into SAP, where all of the available information is analyzed, including the amount of the facility granted by the credit insurance company. Afterwards, the requests are approved or rejected by each of the internal committees of each company of the Arauco group, depending on the maximum amount authorized by the Credit Policy. If the credit facility exceeds such amount, it is then analyzed by the Corporate Committee. Credit facilities are renewed on a yearly basis, following this internal process.

Sales via letters of credit are executed mostly in the markets of Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks which issue the letters of credit, in order to obtain the risk rating granted by the main risk rating agencies, along with their country and global ranking and financial situation during the last 5 years. Pursuant to this evaluation, a decision is made on whether to approve the issuer bank or to request a confirmation of the letter of credit.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

Of total trade receivables as of March 31, 2015, 91.79% are current (i.e. non-past due), 2.70% are between 1 and 30 days past due, 1.03% are between 30 and 60 days past due, 0.92% are between 61 and 90 days past due, 0.02% are between 91 and 120 days past due, 0.06% are between 121 and 150 days past due, 0.13% are between 151 and 180 days past due, 0.02% are between 180 and 210 days past due, 0.03% are between 211 and 250 days past due, and 3.30 % are more than 250 days past due.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2014

March 31, 2015

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	589,289	17,348	6,581	5,937	152	379	812	115	169	21,216	642,000
%	91.79%	2.70%	1.03%	0.92%	0.02%	0.06%	0.13%	0.02%	0.03%	3.30%	100.00%

	Financial deterioration in sections
Días	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	-460	0	-10	-5	0	0	-41	80	-442	-10,054	-10,931
%	4.20%	0.00%	0.09%	0.04%	0.00%	0.00%	0.38%	-0.73%	4.04%	91.98%	100.00%

December 31, 2014

	Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	630,681	2,042	2,546	1,188	735	168	666	173	298	21,856	660,352
%	95.51%	0.31%	0.39%	0.18%	0.11%	0.03%	0.10%	0.03%	0.05%	3.31%	100.00%

	Financial deterioration in sections
Días	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	-26	0	0	-40	78	-432	0	-11	3	-10,031	-10,460
%	0.25%	0.00%	0.00%	0.39%	-0.75%	4.13%	0.00%	0.11%	-0.03%	95.90%	100.00%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of MU.S.$6.7 over the last four years which represents 0.35% of total revenues from sales during the same period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	2015	2014	2013	2012	2011	Last 4 years
Percentage of impairment losses	-0.364%	-0.009%	0.008%	0.011%	0.153%	0.035%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during the period amount to ThU.S.$37,1, which represents 0.7% of the total provisioned assets.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

Arauco has implemented a Guarantee Policy in order to control accounting, valuation and expiration of these and a Corporate Credit Policy.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2015 and December 31, 2014. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

March 31, 2015:

				Maturity							Total
Tax ID	Name	Currency	Name- Country Loans with banks	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - United States	31,061	—	61,688	60,356	—	—	—	31,061	122,044	Maturity	—	Libor +1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - United States		30,004	—	—	—	—	—	30,004	—	(i) semmiannual; (k) semmiannual from to 2011	—	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY		18,002	—	—	—	—	—	18,002	—	(i) semmiannual; (k) semmiannual from to 2011	—	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank - Chile	1,041	—	299,203	—	—	—	—	1,041	299,203	maturity	—	1.42%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro - Argentina	73	—	—	124	—	—	—	73	124	maturity	—	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia - Argentina	455	—	340	—	—	—	—	455	340	maturity	—	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	23	—	7,007	6,670	6,988	6,666	3,210	23	30,541	maturity	—	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,046	—	2,889	2,825	2,761	2,696	8,930	2,046	20,101	maturity	—	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	45,250	69,142	66,296	63,449	60,603	164,741	45,250	424,230	Semmiannual	—	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	5,888	10,933	10,148	10,889	10,137	27,563	5,888	69,670	Semmiannual	—	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	94	26,215	25,820	25,424	25,029	20,842	94	123,330	Semmiannual	—	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	43	—	—	—	—	—	43	—	maturity	—	Libor + 2.05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	4,545	9,036	—	—	—	—	—	13,581	—	maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	18,675	16,538	—	—	—	—	—	35,213	—	maturity	—	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	2,518	—	—	—	—	—	—	2,518	—	maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC - Uruguay	1,200	—	—	—	—	—	—	1,200	—	maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	10,065	—	—	—	—	—	—	10,065	—	maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,356	—	—	—	—	—	—	1,356	—	maturity	—	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	20,225	—	—	—	—	—	—	20,225	—	maturity	—	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	27	—	—	45	—	—	—	27	45	maturity	—	2.50%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco Bradesco	1,000	—	—	—	—	—	—	1,000	—	maturity	—	1.80%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	4,397	—	—	—	—	—	—	4,397	—	maturity	—	6.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	—	1,167	—	—	—	—	—	1,167	—	maturity	—	6.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	5,600	120	12	—	—	—	5,600	132	maturity	—	8.70%
—	Arauco Do Brasil S.A.	Real	Banco HSBC - Brasil	113	9,375	—	—	—	—	—	9,488	—	maturity	—	6.80%
—	Arauco Do Brasil S.A.	Real	Banco Itau - Brasil	244	—	51	14	—	—	—	244	64	Monthly	—	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	17,929	75	—	—	—	—	—	18,004	—	maturity	—	1.53%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	91	—	17	80	—	—	—	91	97	maturity	—	7.10%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

—	Arauco Do Brasil S.A.	Real	Banco Santander	130	15,586	—	—	—	—	—	15,716	—	maturity	—	8.00%
—	Arauco Do Brasil S.A.	Real	Fundo de Desenvolvimiento Econom. - Brasil	43	—	40	—	—	—	—	43	40	Monthly	—	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	10	—	1	19	0	—	—	10	21	maturity	—	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	53	—	—	—	148	—	—	53	148	maturity	—	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	2	18	—	—	—	72	—	20	72	maturity	—	6.00%
	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	—	8,681	—	—	—	—	88	8,681	88	maturity	—	6.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	—	10	308	206	—	—	383	10	897	maturity	—	0.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	90	—	—	—	267	—	—	90	267	maturity	—	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	6,312	—	—	—	—	—	—	6,312	—	maturity	—	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	8,719	—	—	—	241	—	8,719	241	maturity	—	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	101	—	11	4	30	—	—	101	45	maturity	—	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	47	—	12	4	—	2,334	—	47	2,350	Monthly	—	5.99%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	10	4	—	403	—	6	417	maturity	—	3.30%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	1	—	—	—	—	—	405	1	405	maturity	—	8.41%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	1	—	—	—	—	—	243	1	243	maturity	—	9.41%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	—	—	—	—	289	4	289	maturity	—	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	—	—	—	—	—	270	1	270	maturity	—	10.61%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	—	970	—	—	—	—	—	970	—	maturity	—	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	253	—	—	292	—	—	—	253	292	maturity	—	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	20	—	813	813	813	813	8,079	20	11,331	maturity	—	8.41%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	13	—	549	549	549	549	5,001	13	7,199	maturity	—	9.41%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	59	—	260	260	260	260	4,854	59	5,896	maturity	—	6.99%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	18	—	693	693	693	693	5,763	18	8,533	maturity	—	10.61%

			Total	124,248	175,056	480,304	175,234	112,272	110,497	250,661	299,304	1,128,967

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name-Country Bonds	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	4,821	—	11,569	11,569	11,569	35,318	295,327	4,821	365,353	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	528	8,869	8,869	8,869	8,869	200,783	528	236,257	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	2,940	—	7,782	7,782	7,782	7,782	253,989	2,940	285,118	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	1,170	2,340	12,272	21,765	21,180	30,673	1,170	88,230	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	3,505	7,011	7,011	7,011	7,011	304,058	3,505	332,102	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	5,307	—	17,213	277,479	—	—	—	5,307	294,692	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	—	6,142	36,250	36,250	36,250	514,780	—	6,142	623,530	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	391	9,375	129,519	—	—	—	391	138,894	(i) semmiannual; (k) maturity	7.50%	7.50%

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	379,200	—	—	—	—	—	—	379,200	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	3,889	20,000	20,000	20,000	20,000	415,496	3,889	495,496	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	5,278	23,750	23,750	23,750	23,750	538,089	5,278	633,089	(i) semmiannual; (k) maturity	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	—	3,750	22,500	22,500	22,500	22,500	590,099	3,750	680,099	(i) semmiannual; (k) maturity	4.52%	4.50%

			Total	392,268	24,653	166,659	557,001	159,496	661,189	2,628,513	416,921	4,172,859

				Maturity							Total
Tax ID	Name	Currency	Name-Country Other loans	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	nominal rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	3,504	—	—	—	—	—	—	3,504	—	Maturity		4.30%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	38	—	—	—	—	—	38	—	Maturity		1.80%

			Total	3,504	38	0	0	0	0	0	3,542	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name- Country Leases	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	—	1,966	459	459	2,305	—	—	1,966	3,223	monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	950	2,851	3,634	3,634	2,338	—	—	3,801	9,606	monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	251	753	981	981	1,501	—	—	1,004	3,462	monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,514	10,421	9,498	9,498	8,931	—	—	13,935	27,926	monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	2,217	7,068	6,505	6,505	5,926	—	—	9,285	18,936	monthly	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	161	482	643	643	1,053			643	2,339
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	199	586	771	771	349	—	—	785	1,891	monthly	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	67	184	64	64	9	—	—	251	136	monthly	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	17	50	53	53	—	—	—	67	106	monthly	—	—
—	Arauco Colombia S.A.	U.S. Dollar	Banco BBVA	—	2		—	—	—	—	2	0	monthly	—

			Total	7,376	24,363	22,606	22,607	22,412	0	0	31,739	67,624

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2014:

				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective rate	Nominal rate
—	Flakeboard Company Limited	U.S. Dollar	J.P.Morgan - United States	—	30,433	61,919	60,644	55	—	—	30,433	122,618	Maturity	Libor +1.35%	Libor +1.35%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco BBVA - United States	30,105	—	15,154	—	—	—	—	30,105	15,154	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Bancoestado NY	9,063	9,000	9,000	—	—	—	—	18,063	9,000	(i) semmiannual; (k) semmiannual from 2011	Libor 6 monthly + 0.2%	Libor 6 monthly + 0.2%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	22	299,223	—	—	—	—	22	299,223	Maturity	1.42%	1.42%
—	Alto Parana S.A.	Argentine Pesos	Banco Macro- Argentina	—	75	—	146	—	—	—	75	146	Maturity	15.25%	15.25%
—	Alto Parana S.A.	Argentine Pesos	Banco Galicia- Argentina	—	469	468	—	—	—	—	469	468	Maturity	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	128	—	6,281	7,123	7,095	7,115	6,551	128	34,164	Maturity	Libor + 1.80%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,189	—	5,096	4,866	4,637	4,407	15,324	2,189	34,330	Maturity	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	48,487	—	70,569	67,723	64,876	62,030	194,683	48,487	459,882	semmiannual	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	6,267	—	10,612	10,382	10,153	9,923	37,397	6,267	78,467	semmiannual	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	645	—	20,273	21,115	21,087	21,107	20,545	645	104,126	semmiannual	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	324	—	—	—	—	—	—	324	—	Maturity	Libor + 2.05%	Libor + 2.05%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	9,119	3,015	—	—	—	—	—	12,134	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	10,110	25,088	—	—	—	—	—	35,198	—	Maturity	Libor + 1.75%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,505	—	—	—	—	—	2,505	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	5,062	5,003	—	—	—	—	—	10,065	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	—	1,356	—	—	—	—	—	1,356	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,111	—			—	—	20,111	—	Maturity	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Real	Banco ABC	32	—	1	62	—	—	—	32	63	Maturity	2.50%	2.50%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	101	—	—	—	—	—	—	101	—	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Bradesco	2,266	3,220	—	—	—	—	—	5,486	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	140	—	177	17	1	—	—	140	196	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco do Brasil - Brasil	—	6,473	—	—	—	—	—	6,473	—	Maturity	9.80%	9.80%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	37	—	—	—	—	—	—	37	—	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco HSBC- Brasil	136	—	11,319	—	—	—	—	136	11,319	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	28	—	—	—	—	—	—	28	—	Monthly	4.50%	4.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	26	—	6	—	—	—	—	26	6	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Banco Itau -Brasil	253	—	183	26	1	—	—	253	210	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	—	8,972	—	—	—	—	—	8,972	—	Maturity	1.41%	1.41%
—	Arauco Do Brasil S.A.	Real	Banco Santander	166	—	18,865	—	—	—	—	166	18,865	Maturity	8.00%	8.00%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	50	—	32	5	—	—	—	50	37	Maturity	8.70%	8.70%
—	Arauco Do Brasil S.A.	Real	Banco Votorantim - Brasil	62	—	14	114	—	—	—	62	128	Maturity	5.50%	5.50%
—	Arauco Do Brasil S.A.	Real	Fdo. Desenvolvimiento Econom. - Brasil	51	—	—	62	—	—	—	51	62	Monthly	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	12	—	1	1	26	—	—	12	28	Maturity	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	56	—	—	—	—	172	—	56	172	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Itau	7	—	—	—	—	23	—	7	23	Maturity	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Bradesco	11,825	—	—	—	—	93	—	11,825	93	Maturity	5.50%	5.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Votorantim	—	6	107	78	14	—	463	6	662	Maturity	0.50%	0.50%
—	Arauco Florestal Arapoti S.A.	Real	Banco Safra	109	—	—	—	—	350	—	109	350	Maturity	0.60%	0.60%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	7,430	—	—	—	—	—	7,430	—	Maturity	5.50%	5.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	—	10,369	—	—	—	—	—	10,369	—	Maturity	6.50%	6.50%
—	Arauco Forest Brasil S.A.	Real	Banco Bradesco	70	—	—	429	—	316	—	70	745	Maturity	6.00%	6.00%
—	Arauco Forest Brasil S.A.	Real	Banco Itau -Brasil	158	—	13	41	—	—	—	158	54	Maturity	4.75%	4.75%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	46	—	107	78	14	2,508	—	46	2,707	Monthly	8.80%	8.80%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	6	—	12	5	—	403	—	6	420	Maturity	3.30%	3.30%
—	Arauco Forest Brasil S.A.	Real	Banco Votorantim - Brasil	—	6	107	78	14	—	311	6	510	Maturity	5.00%	5.00%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito A	—	2	276	276	276	276	1,318	2	2,424	Maturity	7.91%	7.91%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito B	—	1	187	187	187	187	853	1	1,601	Maturity	8.91%	8.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes Subcrédito C	4	—	89	89	89	89	555	4	909	Maturity	6.55%	6.55%
—	Arauco Forest Brasil S.A.	Real	Bndes Subcrédito D	1	—	235	235	235	235	1,032	1	1,974	Maturity	10.11%	10.11%
—	Arauco Forest Brasil S.A.	Real	Banco do Brasil - Brasil	1,145	—	—	—	—	—	—	1,145	—	Maturity	9.80%	9.80%
—	Arauco Forest Brasil S.A.	Real	Banco John Deere	305	—	—	—		—	—	305	—	Maturity	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito E-I	24	—	537	537	537	537	8,912	24	11,058	Maturity	7.91%	7.91%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito F-J	17	—	363	363	363	363	5,469	17	6,919	Maturity	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	61	—	172	172	172	172	4,589	61	5,276	Maturity	6.55%	6.55%
—	Mahal Emprendimientos Pat. S.A.	Real	Bndes Subcrédito H-L	22	—	457	457	457	457	6,240	22	8,069	Maturity	10.11%	10.11%

			Total	139,916	133,554	531,856	175,310	110,288	110,762	304,242	273,470	1,232,458

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

				Maturity							Total
Tax ID	Name	Currency	Name Country Bonds	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	2,181	—	9,160	9,160	9,160	9,160	211,959	2,181	248,599	(i) semmiannual; (k) maturity	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	1,027	8,038	8,038	8,038	8,038	262,316	1,027	294,469	(i) semmiannual; (k) maturity	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	604	—	2,417	12,676	22,482	21,878	31,683	604	91,137	(i) semmiannual; (k) maturity	2.98%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	1,810	—	7,241	7,241	7,241	7,241	314,074	1,810	343,039	(i) semmiannual; (k) maturity	3.58%	3.57%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	17,213	277,349	—	—	—	1,004	294,562	(i) semmiannual; (k) maturity	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	36,250	532,713	—	15,205	641,463	(i) semmiannual; (k) maturity	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	9,375	134,189	—	—	—	2,734	143,564	(i) semmiannual; (k) maturity	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 6a Emisión	—	373,848	—	—	—	—	—	373,848	—	(i) semmiannual; (k) maturity	5.64%	5.63%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	425,291	8,889	505,291	(i) semmiannual; (k) maturity	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	549,617	11,215	644,617	(i) semmiannual; (k) maturity	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,937	—	22,500	22,500	22,500	22,500	601,109	9,937	691,109	(i) semmiannual; (k) maturity	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,992	11,949	11,949	11,949	36,494	305,191	1,992	377,534	(i) semmiannual; (k) maturity	4.24%	4.25%

			Total	52,575	377,871	167,894	563,104	161,371	681,774	2,701,241	430,446	4,275,384

				Maturity							Total
Tax ID	Name	Currency	Name Country Other Loans	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
—	Flakeboard Company Limited	U.S. Dollar	Business New Brunswick	—	3,785	—	—	—	—	—	3,785	—	Maturity	—	4.30%
—	Flakeboard Company Limited	U.S. Dollar	SSM EDC	—	108	—	—	—	—	—	108	—	Maturity	—	1.80%

			Total	0	3,893	0	0	0	0	0	3,893	0

				Maturity							Total
Tax ID	Name	Currency	Name Country Lease	To 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 Years ThU.S.$	2 to 3 Years ThU.S.$	3 to 4 Years ThU.S.$	4 to 5 Years ThU.S.$	More than 5 Years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Type Amortization	Effective Rate	Nominal Rate
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	979	2,089	883	883	485	—	—	3,068	2,250	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Scotiabank	982	2,945	3,897	3,897	3,108	—	—	3,927	10,902	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Estado	259	777	1,024	1,024	1,789	—	—	1,036	3,836	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco de Chile	3,241	9,904	9,011	9,011	7,097	—	—	13,145	25,119	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco BBVA	2,102	7,325	6,822	6,822	7,187	—	—	9,427	20,830	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Santander	222	609	799	799	557	—	—	831	2,154	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	Chilean Pesos	Banco Chile	66	200	88	88	23	—	—	266	198	Monthly	—	—
—	Arauco Colombia S.A.	U.S. Dollar	Banco BBVA	—	3		—	—	—	—	3	—	Monthly	—	—
85.805.200-9	Forestal Celco S.A.	UF	Banco Santander	—	3		—	—	—	—	3	—	Monthly	—	—

			Total	7,851	23,855	22,522	22,522	20,246	0	0	31,706	65,289

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Guarantees provided

As of the date of these financial statements, Arauco has financial assets of approximately ThU.S.$59 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2015, the total assets pledged as an indirect guarantee were ThU.S.$1,034. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Chilean Pesos	202	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Chilean Pesos	303	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Chilean Pesos	124	Directorate General of Maritime Territory and Merchant Marine
Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	54	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	273	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	106	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	299	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	73	Bank Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil + Guarantee Letter AISA	—	U.S. Dollar	2,807	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	935	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	47,791	BNDES
Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	14	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	138	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	63	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	100	Bank Bradesco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Arauco Forest Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	751	Bank John Deere S.A.
Arauco do Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	166	Bank Votorantim S.A.
Arauco do Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	400	Bank Bradesco S.A.
Arauco do Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	138	Bank HSBC Bank Brasil S.A.
Arauco do Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	177	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	96	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	1,038	Bank Itaú BBA S.A.
Arauco do Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	462	Bank Do Brasil S.A.
Arauco do Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	205	Bank Votorantim S.A.
Arauco do Brasil S.A.	equipment	Property, plant and equipment	U.S. Dollar	398	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	equipment	Property, plant and equipment	U.S. Dollar	45	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	equipment	Property, plant and equipment	U.S. Dollar	208	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	equipment	Property, plant and equipment	U.S. Dollar	28	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	equipment	Property, plant and equipment	U.S. Dollar	401	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	Property, plant and equipment	U.S. Dollar	935	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	equipment	Property, plant and equipment	U.S. Dollar	81	Bank Bradesco S.A.
Arauco Florestal Arapoti S.A.	equipment	Property, plant and equipment	U.S. Dollar	99	Bank Bradesco S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	121	Codelco S.A.
Arauco Bioenergía S.A.	Guarantee Letter	—	Chilean Pesos	101	Minera Spence S.A.
		Total		59,132

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	595,421	Joint ventures-Uruguay
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	150,000	Flakeboard (Canadá)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Alto Paraná (bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Real	18,985	Arauco Forest Brasil and Mahal (Brasil)
		Total		1,034,406

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions at the closing date. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 3.94% (equivalent to ThU.S.$ +/- 16,268), and +/- 0.14% of assets (equivalent to ThU.S.$ +/- 9,761).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions at the closing date. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.27% (equivalent to ThU.S.$1,061) and a change on the equity of +/- 0.02% (equivalent to ThU.S.$1.061).

Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2015, 16.2% of the Company’s bonds and bank loans bear interest at variable rates. A change of +/- 10% interest, rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.04% (equivalent to ThU.S.$-/+ 142) and +/- 0.001% (equivalent to ThU.S.$-/+ 85) on equity.

Thousands of dollars	March 2015	Total
Fixed rate	4,173,383	83.8%
Bonds issued	3,615,092
Bank borrowings (*)	454,697
Government Loans	3,542
Financial leasing	100,052
Variable rate	804,723	16.2%
Bonds issued	—
Loans with Banks	804,723
Total	4,978,106	100.0%

Thousands of dollars	March 2014	Total
Fixed rate	4,244,146	83.6%
Bonds issued	3,658,327
Bank borrowings (*)	484,931
Government Loans	3,893
Financial leasing	96,995
Variable rate	834,284	16.4%
Bonds issued	—
Loans with Banks	834,284
Total	5,078,430	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2015, revenue due to pulp sales accounted for 41% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of 12% (equivalent to MU.S.$186), on the income after tax and +/- 27% (equivalent to MU.S.$147) and +/- 1.3% (equivalent to MU.S.$88) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) and MDF Moldings.

•	Sawn Timber: The range of products sold by this operating segment includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 39 countries, mainly in Asia and Europe.

Panels

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Sawn Timber

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.6 million hectares, of which 1 million hectares are used for plantations, 395 thousand hectares for native forests, 183 thousand hectares for other uses and 53 thousand hectares are to be planted. Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

A summary of financial information of assets, liabilities, profit or loss for each operating segment is presented in the tables below:

Period ended March 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	570,970	213,745	28,666	451,545	8,389	0	1,273,315	0	1,273,315
Revenues from transactions with other operating segments	11,598	0	128,176	2,647	7,911	0	150,332	(150,332)	0

Finance income	0	0	0	0	0	10,483	10,483	0	10,483
Finance costs	0	0	0	0	0	(68,196)	(68,196)	0	(68,196)
Net finance costs	0	0	0	0	0	(57,713)	(57,713)	0	(57,713)

Depreciation and amortizations	52,772	7,460	3,777	27,138	987	2,585	94,719	0	94,719
Sum of significant income accounts	5,442	161	321,971	882	0	0	328,456	0	328,456
Sum of significant expense accounts	0	0	31,513	0	0	0	31,513	0	31,513

Profit (loss) of each reportable segment	107,964	28,434	36,839	42,314	1,134	(130,994)	85,691	0	85,691

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	301	301	0	301
Joint ventures	0	0	0	(216)	0	530	314	0	314

Income tax expense	0	0	0	0	0	(40,874)	(40,874)	0	(40,874)

Geographical information on revenues
Revenue – Chilean entities	472,036	197,558	15,709	145,010	186	0	830,499	0	830,499
Revenue – Foreign entities	98,934	16,187	12,957	306,535	8,203	0	442,816	0	442,816
Total Ordinary Income	570,970	213,745	28,666	451,545	8,389	0	1,273,315	0	1,273,315

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets (*)
Acquisition of property, plant and equipment and biological assets	30,562	2,974	35,203	24,295	86	1,683	94,803	0	94,803
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	96,775	37,094	28,816	50,805	1,431	(3,854)	211,067	0	211,067
Cash flows (used in) investing activities	(36,899)	(2,652)	(35,191)	(22,737)	(86)	2,118	(95,447)	0	(95,447)
Cash flows from (used in) Financing Activities	(28,948)	0	1,381	10,770	0	(24,998)	(41,795)	0	(41,795)
Net increase (decrease) in Cash and Cash Equivalents	30,928	34,442	(4,994)	38,838	1,345	(26,734)	73,825	0	73,825

Period ended March 31, 2015	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,166,248	601,962	5,361,771	2,034,485	33,494	1,406,121	14,604,081	(42,690)	14,561,391
Investments accounted through equity method
Associates	0	0	146,975	0	0	122,432	269,407	0	269,407
Joint Ventures	0	0	0	4,647	0	19,503	24,150	0	24,150
Segment liabilities	362,289	68,784	176,540	219,727	15,254	7,049,115	7,891,709	0	7,891,709

Geographical information on non-current assets (**)
Chile	2,614,054	289,850	3,523,890	575,670	79	208,278	7,211,821	21	7,211,842
Foreign countries	1,783,945	15,686	1,195,239	759,684	24,642	391,559	4,170,755	0	4,170,755
Non-current assets, Total	4,397,999	305,536	4,719,129	1,335,354	24,721	599,837	11,382,576	21	11,382,597

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Revenues from external customers	548,471	190,387	35,821	441,411	8,527	0	1,224,617	0	1,224,617
Revenues from transactions with other operating segments	11,089	0	105,222	1,843	7,908	0	126,062	(126,062)	0

Finance income	0	0	0	0	0	3,570	3,570	0	3,570
Finance costs	0	0	0	0	0	(53,223)	(53,223)	0	(53,223)
Net finance costs	0	0	0	0	0	(49,653)	(49,653)	0	(49,653)

Depreciation and amortizations	38,571	5,251	3,301	22,560	970	1,913	72,566	0	72,566
Sum of significant income accounts	0	0	67,867	0	0	0	67,867	0	67,867
Sum of significant expense accounts	0	0	30,178	0	0	0	30,178	0	30,178

Profit (loss) of each reportable segment	133,900	29,825	12,949	42,884	2,574	(116,632)	105,500	0	105,500

Share of profit (loss) of associates and joint ventures accounted for using equity method
Associates	0	0	0	0	0	(1,404)	(1,404)	0	(1,404)
Joint ventures	0	0	0	201	0	324	525	0	525

Income tax expense	0	0	0	0	0	(47,599)	(47,599)	0	(47,599)

Geographical information on revenues
Revenue – Chilean entities	486,114	173,798	21,689	137,552	45	0	819,198	0	819,198
Revenue – Foreign entities	62,357	16,589	14,132	303,859	8,482	0	405,419	0	405,419
Total Ordinary Income	548,471	190,387	35,821	441,411	8,527	0	1,224,617	0	1,224,617

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Amounts of additions to non-current assets (*)
Acquisition of property,plant and equipment and biological assets	95,661	3,495	64,030	35,389	82	160	198,817	0	198,817
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0	0
Segment Cash Flows
Cash Flows from (used in) Operating Activities	(6,818)	19,756	46,763	47,742	1,387	(6,733)	102,097	0	102,097
Cash flows (used in) investing activities	(80,771)	5,367	(61,552)	(34,061)	(82)	(14,660)	(185,759)	0	(185,759)
Cash flows from (used in) Financing Activities	(23,684)	0	8,560	(2,290)	0	(63,176)	(80,590)	0	(80,590)
Net increase (decrease) in Cash and Cash Equivalents	(111,273)	25,123	(6,229)	11,391	1,305	(84,569)	(164,252)	0	(164,252)

Year ended December 31, 2014	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,206,856	621,258	5,436,050	2,127,633	34,344	1,362,504	14,788,645	(41,191)	14,747,454
Investments accounted through equity method
Associates	0	0	174,782	5,830	0	126,460	307,072	0	307,072
Joint Ventures	0	0	0	0	0	18,973	18,973	0	18,973
Segment liabilities	341,498	71,867	171,951	230,687	13,385	7,103,330	7,932,718	0	7,932,718

Geographical information on non-current assets (**)
Chile	2,633,773	294,387	3,480,005	598,456	80	205,774	7,212,475	74	7,212,549
Foreign countries	1,796,802	16,433	1,288,915	842,288	25,535	424,217	4,394,190	0	4,394,190
Non-current assets, Total	4,430,575	310,820	4,768,920	1,440,744	25,615	629,991	11,606,665	74	11,606,739

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2015	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	830,499	108,033	108,402	191,886	34,495	1,273,315
Non-current Assets	7,211,842	989,469	1,058,467	381,108	1,741,711	11,382,597

	Geographical area
2014	Local country	Foreign country
	Chile	Argentina	Brazil	USA/ Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues	819,198	104,077	115,166	184,258	1,918	1,224,617
Non-current Assets	7,212,549	990,761	1,273,507	380,080	1,749,842	11,606,739

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	03-31-2015	12-31-2014
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize current	89,757	77,359
Prepayment to amortize (insurance + others)	29,276	23,407
Recoverable taxes (Relating to purchases)	58,101	68,778
Other current non-financial assets	4,897	8,184
Total	182,031	177,728

	03-31-2015	12-31-2014
Non current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non current	91,871	91,871
Guarantee values	3,673	3,489
Recoverable taxes (Relating to purchases)	1,835	3,102
Other non current non-financial assets	2,581	2,632
Total	99,960	101,094

	03-31-2015	12-31-2014
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	132,982	99,160
ICMS tax payable	22,440	19,020
Other tax payable	22,338	15,297
Other Current non-financial liablilities	4,903	2,839
Total	182,663	136,316

(1)	Provision includes a minimum dividend from a minority interest in a subsidiary.

	03-31-2015	12-31-2014
Non current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS tax payable	43,801	56,815
Other non current non-financial liablilities	4,175	5,181
Total	47,976	61,996

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as of March 31, 2015 and 2014 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 03-31-2015	84,887
Adjustments:
Biological Assets
Unrealized gains/losses	(46,229)
Realized gains/losses	49,153
Deferred income taxes	(1,491)
Total adjustments	1,433
Distributable Net Income at 03-31-2015	86,320

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 03-31-2014	104,242
Adjustments
Biological Assets
Unrealized	(66,613)
Realized	49,042
Deferred income taxes	3,201
Total adjustments	(14,370)
Distributable Net Income at 03-31-2014	89,872

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

As of March 31, 2015, in the Financial Situation Statement classified under item Other Ordinary Non-Financial Liabilities, for an amount of ThU.S.$182,664, a total of ThU.S.$132,600 is shown, of which ThU.S.$34,528 correspond to a provision for the minimum dividend of the 2015 period, while ThU.S.$98,072 correspond to the provision of the dividend payable for the 2014 financial year, both corresponding to the Parent Company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2015

Amounts in thousands of U.S. dollars, except as indicated

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-March
Earnings (losses) per share	2015 ThU.S.$	2014 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	84,887	104,242
Weighted average of number of shares	113,159,655	113,159,655
Basic earnings per share (in U.S.$ per share)	0.75	0.92

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these interim Consolidated financial statements for the period between January 1 and December 31, 2015 was approved by the Board of Directors of Arauco at the Extraordinary Session No.527 held on May 18, 2015.

Subsequent to March 31, 2015 and until the date of issuance of these financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Celulosa Arauco y Constitución S.A. First Quarter 2015 Results
May 19th, 2015

Interim Review First Quarter 2015 Results
May 19th, 2015
3 Highlights
4 Income statement analysis
9 Review by business segment
11 Balance sheet analysis
13 Financial ratios
14 First quarter and subsequent events
15 Financial statements
To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.
CONFERENCE CALL
Wednesday, May 27th, 2015 15:00 Santiago time 14:00 Eastern time (New York) Please Dial:
+1 (877) 317 6776 from USA
+1 (412) 317 6776 from other countries Password: Arauco
2

Interim Review First Quarter 2015 Results
May 19th, 2015
HIGHLIGHTS
Arauco’s revenues reached US$ 1,273.3 million, a 7.8% decrease compared to the US$ 1,380.8 million obtained in the fourth quarter of 2014 Adjusted EBITDA reached US$ 325.4 million, a 2.6% decrease compared to the US$ 334.1 million obtained during the fourth quarter of 2014
Net income of US$ 85.7 million, a decrease of 24.7% or US$ 28.1 million compared to the US$ 113.8 million obtained in the fourth quarter of 2014
CAPEX reached US$ 94.8 million, a decrease of 29.2% or US$ 39.2 million compared to the US$ 134.0 million during the fourth quarter of 2014
Net Financial Debt / LTM(1) Adjusted EBITDA ratio decreased from 3.2x in the fourth quarter of 2014 to 3.1x in this quarter
Cash Balance at the end of the quarter of US$ 1,040.9 million
KEY FIGURES
jun.-14 jun.-13
YTD YTD YoY In U.S. Million Q1 2015 Q4 2014 Q1 2014 QoQ YoY 2015 2014 Acum
Revenues 1,273.3 1,380.8 1,224.6 -7.8% 4.0% 1,273.3 1,224.6 4.0% Cost of Sales (858.5) (987.4) (797.9) -13.1% 7.6% (858.5) (797.9) 7.6% Gross Profit 414.8 393.4 426.7 5.5% -2.8% 414.8 426.7 -2.8% Operating Income (2) 161.5 112.9 179.0 43.1% -9.8% 161.5 179.0 -9.8% Net income 85.7 113.8 105.5 -24.7% -18.8% 85.7 105.5 -18.8% Adjusted EBITDA 325.4 334.1 310.3 -2.6% 4.8% 325.4 310.3 4.8% Adjusted EBITDA Margin 25.6% 24.2% 25.3% 5.6% 0.8% 25.6% 25.3% 0.8% LTM(1) Adj. EBITDA 1,287.2 1,272.2 1,217.3 1.2% 5.7% 1,287.2 1,217.3 5.7% LTM(1) Adj. EBITDA Mg 23.9% 23.9% 23.5% 0.3% 1.9% 23.9% 23.5% 1.9% CAPEX 94.8 134.0 198.8 -29.2% -52.3% 94.8 198.8 -52.3% Net Financial Debt 3,937.2 4,107.3 4,415.1 -4.1% -10.8% 3,937.2 4,415.1 -10.8% Net Financial Debt / LTM Adj. EBITDA 3.1x 3.2x 3.6x -5.3% -15.7% 3.1x 3.6x -15.7%
(1) LTM = Last Twelve Months
(2) Operating income = Gross margin – Distribution costs – Administrative expenses
3

Interim Review First Quarter 2015 Results
May 19th, 2015
May 19th, 2015
INCOME STATEMENT ANALYSIS
Revenues
Arauco’s revenues for the first quarter of 2015 reached US$ 1,273.3 million, 7.8% lower than the US$ 1,380.8 million obtained during the fourth quarter of 2014.
The main change during this quarter was the decrease by 8.1% in our Pulp division sales mainly explained by a seasonality effect of more shipments during the fourth quarter of the last year.
Our Sawn timber division’s revenues fell 15.3% explained by lower volume sales mainly in Asia and Middle East due to high competition and lower demand in those markets. The Panels division remained stable with a slight decrease of 1.6% explained by lower volume sales.
Compared to the US$ 1,224.6 million obtained in the first quarter of 2014 revenues were 4.0% higher, mainly explained by a 12.3% increase in sales of our sawn timber business, 4.1% increase in sales of our pulp business and 2.3% increase in sales of our panels business.
Revenues by Business Segment Q1 2015
In U.S. Million Q1 2015 Q4 2014 Q1 2014
Pulp(*) 571.0 44.8% 621.0 45.0% 548.5 44.8% Panels(*) 451.5 35.5% 458.9 33.2% 441.4 36.0% Sawn Timber(*) 213.7 16.8% 252.3 18.3% 190.4 15.5% Forestry 28.7 2.3% 40.3 2.9% 35.8 2.9% Others 8.4 0.7% 8.2 0.6% 8.5 0.7%
Total 1,273.3 100% 1,380.8 100% 1,224.6 100%
(*) Pulp, Panels and Sawn Timber division sales include energy
The main variances by business segment during this quarter were:
QoQ Net Sales Price Volume Pulp -8.1% -1.2% -9.9% Panels -1.6% 0.1% -0.6% Sawn Timber -15.3% -0.4% -15.0%
Total: US$ 1,273.3 million
(*) Pulp, Panels and Sawn Timber division sales include energy
4

Interim Review First Quarter 2015 Results May 19th, 2015
Cost of Sales
For the first quarter of the year, Cost of sales reached US$ 858.5 million, 13.1% lower than the US$ 987.4 million obtained in the fourth quarter of 2014. One factor was the decrease in pulp and sawn timber volume sales previously explained in our revenues section. Another factor was the drop in fuel oil and diesel prices, which impact was a reduction of our energy and fuel costs and forestry services. Compared to the US$ 797.9 million obtained in the first quarter of 2014, Cost of sales were 7.6% higher.
In terms of costs by concept, when we compare with the fourth quarter of 2014, our main decrease was in Raw materials and Indirect costs, with a US$ 46.3 million decrease, followed by Forestry services (US$ -22.6 million), Energy and Fuel (US$ -18.5 million), Chemicals (US$ -16.1 million) and Depreciation & Amortization (US$ -15.1 million).
During the first quarter of the year we had a decrease in unitary cost of sales for bleached softwood pulp and bleached hardwood pulp of 3.7% and 1.8% respectively, when compared to the fourth quarter of 2014. These improvements in unitary costs are explained by many factors including higher production levels (4Q2014 had Valdivia, Constitución and Alto Paraná mill’s annual maintenance stoppages); Chilean Peso devaluation and lower average fuel costs, among others.
Other Relevant Items:
· Other income: A decrease of US$ 81.6 million QoQ mainly explained by the gain of US$ 46 million from the sale of 11,000 hectares of plantations in Chile obtained during the fourth quarter of 2014, and a decrease of US$ 37.2 million in Gain from changes in fair value of biological assets
· Distribution Costs and Administrative Expenses: Distribution costs decreased 15.3% (US$ 22.1 million), mainly due to the decrease in freight expenses, explained by lower sales volume of our export products and lower prices of fuel. Administrative expenses decreased 3.7% (US$ 5.1 million). As a percentage of revenues, both items combined were 19.9%, similar to the 20.3% in the previous quarter
5

Interim Review First Quarter 2015 Results
May 19th, 2015
Net Income
Net income for the first quarter of 2015 was US$ 85.7 million, a decrease of 24.7% or US$28.1 million compared to the US$ 113.8 million obtained in the fourth quarter of the year. Although our operating income had a US$ 48.6 million increase from the last quarter, our Non-operating income decreased in US$ 76.3 million, which explains the drop in net income during this quarter. As previously explained, substantially all of this drop is in Other income.
Compared to the same quarter of 2014, Net income for the first quarter of 2015 was 18.8% or US$ 19.8 million lower. This is mainly explained by lower Other income (US$ -22.2 million), lower Gross profit (US$ -11.9 million), higher Interest expenses (US$ -15.0 million), partially offset by lower Other expenses of US$ 32.5 million.
Net Income Variation by Item 4Q14 – 1Q15
(In US$ Million)
6

Interim Review First Quarter 2015 Results
May 19th, 2015
Production
During the first quarter of 2015, our Pulp production was 894 thousand Adt, a 5.0% increase compared to the 851 thousand Adt produced in the previous quarter. This is mainly explained by the annual maintenance stoppages that our Valdivia, Constitución and Alto Paraná mills held in the fourth quarter of 2014. Montes del Plata had its first annual maintenance stoppage for ten days during March, and production levels were according to its target.
Production volume in our panels division was 1,277 thousand m3, 1.9% or 25 thousand m3 lower than the previous quarter. The production volume from our Sawn timber division had a 4.8% or 35 thousand m3 decrease, compared to the 729 thousand m3 in the previous quarter as a result of lower orders during this quarter.
Compared to the first quarter of 2014, production volume increased 14.3% in our pulp division mainly explained by the Montes del Plata mill. Our panel’s production increased 1.3% and our sawn timber production decreased 6.4%.
Production by Business Segment

7

Interim Review First Quarter 2015 Results
May 19th, 2015
Adjusted EBITDA
Adjusted EBITDA for the first quarter of 2015 was US$ 325.4 million, 2.6% or US$ 8.7 million lower than the US$ 334.1 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the first quarter of the year we had an increase in our pulp, panels and forestry divisions of 0.7%, 38.2% and 3.8% respectively, partially offset by a 29.8% decrease in our sawn timber division. The decrease in Adjusted EBITDA of sawn timber is due to a decrease in the volumes and prices. Also, the fourth quarter of 2014 included a gain of US$ 46 million from the sale of 11,000 hectares of plantations in Chile, which mainly explains the drop in Other income during this first quarter.
Adjusted EBITDA for the first quarter of 2015 was higher by 4.8% or US$ 15.0 million when compared with the US$ 310.3 million reached in the same period of 2014.
Adjusted EBITDA
YTD YTD YoY In US$ Million Q1 2015 Q4 2014 Q1 2014 QoQ YoY
2015 2014 Accum
Net Income 85.7 113.8 105.5 -24.7% -18.8% 85.7 105.5 -18.8% Financial costs 68.2 69.0 53.2 -1.1% 28.1% 68.2 53.2 28.1% Financial income -10.5 -14.7 -3.6 -28.8% 193.6% -10.5 -3.6 193.6% Income tax 40.9 40.5 47.6 1.0% -14.1% 40.9 47.6 -14.1% EBIT 184.3 208.6 202.8 -11.6% -9.1% 184.3 202.8 -9.1% Depreciation & amortization 94.7 111.1 72.6 -14.7% 30.5% 94.7 72.6 30.5% EBITDA 279.0 319.6 275.3 -12.7% 1.3% 279.0 275.3 1.3% Fair value cost of timber harvested 73.9 93.3 76.4 -20.8% -3.2% 73.9 76.4 -3.2% Gain from changes in fair value of biological assets -46.8 -84.0 -66.6 -44.3% -29.8% -46.8 -66.6 -29.8% Exchange rate differences 7.9 7.0 -4.9 12.2% -259.3% 7.9 -4.9 -259.3% Others (*) 11.4 -1.8 30.2 -727.3% -62.3% 11.4 30.2 -62.3% Adjusted EBITDA 325.4 334.1 310.3 -2.6% 4.8% 325.4 310.3 4.8%
(*) Includes provision for forestry losses.
Adjusted EBITDA Variation by Business Segment 4Q14—1Q15
(In US$ Million)
EBITDA Pulp Sawn Panels Forestry Other gains,
EBITDA
4Q 14 Timber Corporate and
1Q 15 Consolidation adjustments

8

Interim Review First Quarter 2015 Results
May 19th, 2015
REVIEW BY BUSINESS SEGMENT
1- Pulp Division
During the first quarter of 2015, especially in March, in all markets there was a clear sign of improvement in prices of both short and long fiber. In long fiber the quarter started with prices falling, however, at the end of the quarter prices bottomed, stabilized and ended with a positive outlook. In short fiber there was a recovery in demand, with stable supply and global inventories decreasing. The latter drove prices up after several months of price cuts. The paper market also showed an improvement and producers were able to close price increases in Europe and Asia. With this situation, demand is expected to increase the paper production hence elevating demand for pulp.
In Asia, short fiber price increased approximately 5% and long fiber maintained stable, with only minor variations during the quarter. Part of this stability in long fiber price is due to price cut announcements from Russian producers. With a 40% devaluation of the Russian Ruble, producers have prioritized volume sales rather than maintaining price levels. This situation added pressure to long fiber in general, but also allowed to maintain certain stability. This has stretched the price differential between short and long fiber to approximately US$20 –US$25 price range, with long fiber above. Despite the higher supply in short fiber, the Asian market may absorb this supply. Paper markets seem more attractive and paper mills begin to increase production rates, margins start to stabilize and producers are more confident. Specially the Chinese market is more active and producers see a more stable economy, growing below 7% but over a larger base.
In Europe, the weaker Euro played a key role in the pulp market. In Europe and in Eurozone countries, long fiber prices in US Dollars dropped, which limited price increases in Euros. This made exports of long fiber to Europe less attractive. Prices in US Dollars dropped approximately 6% and increased approximately the same amount in Euros. In short fiber the situation was different since the majority is imported in US Dollars. Price in US Dollars increased approximately 2% and 16% in Euros. In this case prices followed global trends.
Markets in the rest of the world also had increases in both fibers, however, Middle East and Asian markets began receiving European long fiber supply due to the competitiveness of the weaker Euro.
During the first quarter of the year production stood at normal levels and in March there were programmed maintenance stoppages in Arauco’s short fiber line and in Montes del Plata’s mill in Uruguay.
9

Interim Review First Quarter 2015 Results May 19th, 2015
2- Sawn Timber Division
Our sawn timber business had lower revenues during the first quarter of 2015 than during the previous quarter of last year. The currency devaluation in countries we sell, along with more competitiveness in the market, pushed price levels down during this first quarter.
In Asia there was an increase in saw log inventories from New Zealand, which impacted sawn timber prices.
Regarding the North American market, demand for our moldings products was very stable.
The Middle East market was impacted by a higher supply of wood coming from Europe, entering at a very competitive price point. This translated into price cuts on our side and also a slight drop in export volumes.
In Chile and the rest of Latin America demand continued positive, which permitted us to increase our market share and sell our product mix as planned.
3- Panels Division
Despite that our revenues during this first quarter of 2015 were slightly lower the last quarter in 2014, our competitive position in the panels market was much better.
Our plywood sales increased given Nueva Aldea´s mill higher production and stable price levels in all of our export markets, particularly USA, Mexico and Oceania, despite the entrance of new capacity coming from our mill and other players. Also, we had good sales levels of our MDP products from our Teno mill, which reached its full production capacity and was able to increase its sales of value-added products in Chile and the rest of Latin America. In North America we had strong demand for particle board products and higher sales of melamine value-added products, which meant a good start of the year in terms of revenues.
On the other hand, the demand for our MDF products was weak across in practically all markets we sell. However, this first quarter of the year ended with better perspectives for Brazil, given the devaluation of the Real currency, which is giving more competitiveness and possibilities to increase sales to its export markets. The capacity to export MDF from Argentina continues weak, forcing to sell primarily in the domestic market and to operate at lower production rates.
10

Interim Review First Quarter 2015 Results
May 19th, 2015
FINANCIAL DEBT
March December March In US$ Million 2015 2014 2014
Short term financial debt 752.2 739.5 849.7 Long term financial debt 4,225.9 4,338.9 4,070.8 TOTAL FINANCIAL DEBT 4,978.1 5,078.4 4,920.6
Cash and cash equivalents 1,040.9 971.2 505.5 NET FINANCIAL DEBT 3,937.2 4,107.3 4,415.1
BALANCE SHEET ANALYSIS
Cash
Our cash position stood at US$ 1,040.9 million at the end of this first quarter. The main variations during this quarter were US$ 211.1 million provided by operating activities, US$ 95.4 million used in investment activities and US$ 41.8 million used in financing activities.
Financial Debt
Arauco’s consolidated financial debt as of March 31, 2015 reached US$ 4,978.1 million, a decrease of 2.0% or US$ 100.3 million when compared to December 31, 2014.
Our consolidated net financial debt decreased 4.1% or US$ 170.0 million when compared with December 2014.
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UF(*) & Chilean peso 21%
Other Currencies 2%
US$ Dollar 77%

Leasing 2%
Banks 25%
Bonds 73%

3.6x
3.2x
3.1x
Q1 2014
Q4 2014
Q1 2015

Financial Debt Profile

Financial Obligation by Year
(In U.S. Million)

668
417
251
507
507
569
404
166
125
105
627
541
86
341
240
101
486
429
56
590
533
58
75
42
531
531
459
459
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025 & thereafter
Bank loans
Bonds

**Short term debt Includes accrued interest*

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Interim Review First Quarter 2015 Results
May 19th, 2015
Our leverage, measured as Net Financial Debt/ LTM Adjusted EBITDA, had a decrease this quarter and stood at 3.1 times, from 3.2 times at December 2014.
Debt by currency Debt by instrument Net Debt/ LTM Adj.EBITDA
(*) UF is a Chilean monetary unit indexed to inflation. This portion does not consider the effect of debt in UF swapped to US Dollars
Financial Debt Profile
For the period March-December 2015, we had US$ 370 million due in a Yankee bond (that was due and paid in April), and US$ 251 million in bank loans (including accrued interests) and leasing. This amount mainly includes US$ 112 million from Montes del Plata, US$ 47 million from our subsidiaries in Brazil, US$ 25 million from bank loans in Chile and US$ 31 million from a portion of Flakeboard’s long term debt.
Financial Obligation by Year
(In U.S. Million)

Bank loans Bonds
*Short term debt Includes accrued interest
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Interim Review First Quarter 2015 Results
May 19th, 2015
FINANCIAL RATIOS
FINANCIAL RATIOS
mar.-14 mar.-13 Q1 2015 Q4 2014 Q1 2014 YTD 2015 YTD 2014 Profitability Gross margin 32.6% 28.5% 34.8% 32.6% 34.8% # Operating margin 12.7% 8.2% 14.6% 12.7% 14.6% # LTM(1) Adjusted EBITDA margin 23.9% 23.9% 23.5% 23.9% 23.5% # ROA (EBIT / Total Assets) 5.0% 5.6% 5.6% 5.0% 5.6% # ROE (Net Income / Equity) 5.1% 6.7% 5.9% 5.1% 5.9% #
Leverage LTM Interest Coverage Ratio (Adj. EBITDA / Financial Costs) 4.9x 5.2x 5.3x 4.9x 5.3x # Net Financial Debt / LTM Adjusted EBITDA 3.1x 3.2x 3.6x 3.1x 3.6x # Total Financial Debt / Total Capitalization(2) 42.7% 42.7% 40.7% 42.7% 40.7% # Net Financial Debt / Total Capitalization 33.8% 34.5% 36.5% 33.8% 36.5% # Total Financial Debt / Shareholders’ Equity 75.1% 75.0% 69.2% 75.1% 69.2% # Net Financial Debt / Shareholders’ Equity 59.4% 60.7% 62.1% 59.4% 62.1% #
(1) LTM = Last Twelve Months
(2) Capitalization = Total financial debt + Equity
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Interim Review First Quarter 2015 Results
May 19th, 2015
FIRST QUARTER AND SUBSEQUENT EVENTS
In January and March 2015, Arauco signed two committed credit facilities for US$ 320 million
During January and March, Arauco signed two committed credit facilities, each with a five year maturity. One facility was signed in January 2015, in Unidades de Fomento (UF) for an amount equivalent to US$ 120 million, and was contracted with a local bank. The other facility was signed in March, in US Dollars for US$ 200 million and was contracted with a club deal of three foreign banks.
Once these committed credit facilities were in force, Arauco terminated the two committed credit facilities for US$ 320 million it had contracted in year 2012 and would have ended in the last quarter of 2015.
Arbitration case in Montes del Plata settled
In 2014, Celulosa y Energía Punta Pereira S.A. (“CEPP”), a company of Montes del Plata, was notified of certain arbitration proceedings initiated against it by Andritz AG, claiming EUR 200 million.
The claims related to contracts for major equipment that Andritz delivered to the Montes del Plata pulp mill project. CEPP disputed the claims brought by Andritz and also actively pursued claims of its own against Andritz for breach by Andritz of its obligations under the contracts.
On April 28, the parties signed a settlement agreement. The settlement agreement establishes how the pending obligations of the parties will be fulfilled and a settlement payment to Andritz for US$ 44 million.
As a result of the implementation of this settlement agreement, all remaining issues between the parties related with the arbitration process will be settled and the arbitration proceedings will be terminated.
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Interim Review First Quarter 2015 Results May 19th, 2015
FINANCIAL STATEMENTS
INCOME STATEMENT
US$ Million Q1 2015 Q4 2014 Q1 2014 YTD 2015 YTD 2014
Revenue 1,273.3 1,380.8 1,224.6 1,273.3 1,224.6 Cost of sales (858.5) (987.4) (797.9) (858.5) (797.9)
Gross Profit 414.8 393.4 426.7 414.8 426.7 Other income 55.5 137.1 77.7 55.5 77.7 Distribution costs (122.8) (144.9) (116.7) (122.8) (116.7) Administrative expenses (130.5) (135.5) (131.1) (130.5) (131.1) Other expenses (25.5) (35.3) (58.0) (25.5) (58.0) Financial income 10.5 14.7 3.6 10.5 3.6 Financial costs (68.2) (69.0) (53.2) (68.2) (53.2) Participation in (loss) profit in associates and joint 0.6 0.9 (0.9) 0.6 (0.9) ventures accounted through equity method Exchange rate differences (7.9) (7.0) 4.9 (7.9) 4.9
Income before income tax 126.6 154.3 153.1 126.6 153.1 Income tax (40.9) (40.5) (47.6) (40.9) (47.6)
Net Income 85.7 113.8 105.5 85.7 105.5 Profit attributable to parent company 84.9 112.5 104.2 84.9 104.2 Profit attributable to non-parent company 0.8 1.3 1.3 0.8 1.3
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Interim Review First Quarter 2015 Results
May 19th, 2015
BALANCE SHEET
US$ Million Q1 2015 Q4 2014 Q4 2013
Cash and cash equivalents 1,040.9 971.2 667.2
Other financial current assets 10.1 7.6 3.1
Other current non-financial assets 182.0 177.7 189.0
Trade and other receivables-net 720.4 731.9 711.7
Related party receivables 4.7 4.7 8.2
Inventories 908.3 893.6 900.6
Biological assets, current 265.0 307.6 257.0
Tax assets 39.4 38.5 61.2
Non-Current Assets classified as held for sale 8.0 8.0 10.4
Total Current Assets 3,178.8 3,140.7 2,808.3
Other non-current financial assets 3.1 5.0 48.8
Other non-current and non-financial assets 100.0 101.1 125.1
Non-current receivables 159.8 182.5 40.7
Investments accounted through equity method 293.6 326.0 349.4
Intangible assets 89.2 93.3 99.7
Goodwill 75.5 82.6 88.1
Property, plant and equipment 6,984.9 7,119.6 7,137.5
Biological assets, non-current 3,523.4 3,538.8 3,635.2
Deferred tax assets 153.1 157.8 160.6
Total Non-Current Assets 11,382.6 11,606.7 11,685.1
TOTAL ASSETS 14,561.4 14,747.5 14,493.4
Other financial liabilities, current 755.3 742.3 893.6
Trade and other payables 638.0 630.4 631.0
Related party payables 5.7 6.0 14.4
Other provisions, current 2.1 2.5 9.7
Tax liabilities 29.6 25.9 4.5
Current provision for employee benefits 3.6 3.6 3.8
Other non-financial liabilities, current 182.7 136.3 125.0
Total Current Liabilities 1,617.0 1,547.1 1,682.0
Other non-current financial liabilities 4,368.7 4,453.8 4,157.0
Trade and Other payables non-current 0.0 0.0 0.4
Other provisions, non-current 60.4 64.5 24.2
Deferred tax liabilities 1,749.7 1,756.7 1,462.3
Non-current provision for employee benefits 48.0 48.6 42.2
Other non-financial liabilities, non-current 48.0 62.0 80.9
Total Non-Current Liabilities 6,274.7 6,385.6 5,766.8
Non-parent participation 42.0 47.6 52.2
Net equity attributable to parent company 6,627.7 6,767.1 6,992.3
TOTAL LIABILITIES AND EQUITY 14,561.4 14,747.5 14,493.4
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Interim Review First Quarter 2015 Results May 19th, 2015
STATEMENT OF CASH FLOWS
YTD YTD US$ Million Q1 2015 Q4 2014 Q1 2014 2015 2014
Collection of accounts receivables 1,398.0 1,523.3 1,176.5 1,398.0 1,176.5 Collection from insurance claims 3.0 5.1 0.0 3.0 0.0 Other cash receipts (payments) 113.3 94.1 93.8 113.3 93.8 Payments of suppliers and personnel (less) (1,221.7) (1,357.7) (1,108.7) (1,221.7) (1,108.7) Interest paid and received (72.5) (11.3) (47.8) (72.5) (47.8) Income tax paid (13.6) (16.6) (13.0) (13.6) (13.0) Other (outflows) inflows of cash, net 4.6 (2.6) 1.2 4.6 1.2 Net Cash Provided by (Used in) Operating Activities 211.1 234.3 102.1 211.1 102.1 Capital Expenditures (94.8) (134.0) (198.8) (94.8) (198.8) Other investment cash flows (0.6) 73.5 13.1 (0.6) 13.1 Net Cash Provided by (Used in) Investing Activities (95.4) (60.4) (185.8) (95.4) (185.8) Proceeds from borrowings 26.3 56.8 246.8 26.3 246.8 Repayments of borrowings (67.7) (159.2) (327.4) (67.7) (327.4) Dividends paid 0.0 (62.9) (0.1) 0.0 (0.1) Other inflows of cash, net (0.4) (0.1) 0.0 (0.4) 0.0 Net Cash Provided by (Used in) Financing Activities (41.8) (165.4) (80.6) (41.8) (80.6) Total Cash Inflow (Outflow) of the Period 73.8 8.4 (164.3) 73.8 (164.3) Effect of exchange rate changes on cash and cash equivalents (4.1) (9.5) 2.5 (4.1) 2.5 Cash and Cash equivalents at beginning of the period 971.2 972.2 667.2 971.2 667.2 Cash and Cash Equivalents at end of the Period 1,040.9 971.2 505.5 1,040.9 505.5
For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl
DISCLAIMER
This news release may contain forward-looking statements concerning
Arauco’s future performance and should be considered as good faith For further information please contact: estimates by Arauco. These forward looking statements reflect management’s expectations and are based upon currently available data. José Luis Rosso
Actual results are subject to future events and uncertainties, many of jose.rosso@arauco.cl which are outside Arauco’s control and could materially impact Arauco’s Phone: (56-2) 2461 7221 performance.
María José Calleja
Readers are referred to the documents filed by Arauco with the United maria.calleja@arauco.cl States Securities and Exchange Commission, specifically the most recent Phone: (56-2) 2461 7250 filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco assumes no obligation to update such statements. References herein to “U.S. $” are to United
States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.
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